     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 1999
                                                      REGISTRATION NO. 333-73363

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                            STEINER LEISURE LIMITED
             (Exact name of registrant as specified in its charter)

     COMMONWEALTH OF THE BAHAMAS                        7231                                98-0164731
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                                                                    LEONARD I. FLUXMAN
                                                                CT MARITIME SERVICES, L.C.
             SUITE 104A SAFFREY SQUARE                            1007 NORTH AMERICA WAY
                NASSAU, THE BAHAMAS                                    FOURTH FLOOR
                  (809) 356-0006                                   MIAMI, FLORIDA 33132
(Address, including zip code, and telephone number,                   (305) 358-9002
                     including                       (Name, address, including zip code, and telephone
  area code, of Registrant's principal executive                          number,
                     offices)                           including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

               ROBERT C. BOEHM, P.A.                                  NEIL GOLD, ESQ.
             KELLEY DRYE & WARREN LLP                            FULBRIGHT & JAWORSKI LLP
          1200 19TH STREET, NW, SUITE 500                            666 FIFTH AVENUE
               WASHINGTON, DC 20036                            NEW YORK, NEW YORK 10103-3198
                TEL: (202) 955-9600                                 TEL: (212) 318-3000
                FAX (202) 955-9792                                  FAX (212) 752-5958

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]


                              ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 22, 1999


                                1,500,000 SHARES
                                     (LOGO)

                            STEINER LEISURE LIMITED

                                 COMMON SHARES
                            ------------------------

     Steiner Leisure Limited is the leading worldwide provider of spa services and skin and hair care products on board cruise ships.

     Clive E. Warshaw, the selling shareholder, is selling 1,500,000 common shares of Steiner Leisure Limited. We will not receive any of the proceeds from the sale of shares by Mr. Warshaw.


     Our common shares are traded on the Nasdaq Stock Market's National Market under the symbol "STNR." On March 19, 1999, the last reported sale price of the common shares on the Nasdaq Stock Market was $28.25 per share.


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU BUY THE COMMON SHARES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                                                        PER SHARE       TOTAL
-------------------------------------------------------------------------------
Public Price..........................................  $              $
Underwriting Discounts................................  $              $
Proceeds to the Selling Shareholder...................  $              $
-------------------------------------------------------------------------------

     The underwriters may purchase up to an additional 225,000 common shares from the selling shareholder at the public price less underwriting discounts solely to cover over-allotments.

     The underwriters are severally underwriting the shares being offered. The underwriters are offering the shares when, as and if delivered to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. The underwriters expect to deliver the shares
against payment in New York, New York on           , 1999.

ING BARING FURMAN SELZ LLC

                        RAYMOND JAMES & ASSOCIATES, INC.

                                                         WILLIAM BLAIR & COMPANY


                  THIS PROSPECTUS IS DATED              , 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy any of the information we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York City and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also obtain copies of filed documents at prescribed rates by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

                   CERTAIN INFORMATION ABOUT THIS PROSPECTUS

     We have filed a Registration Statement on Form S-3 with the SEC covering the common shares being offered by means of this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the Registration Statement. For further information about us and our common shares, you should refer to our Registration Statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents. Since the prospectus may not contain all the information that you may find important, you should review the full text of those documents.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we may later file with the SEC will automatically update and supercede the information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC under the Exchange Act, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities covered by this prospectus is completed. These documents contain important information about us and our financial condition.


     - Our Annual Report on Form 10-K for our fiscal year ended December 31,
       1998.



     - The description of our common shares contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating the description.

     We will provide a copy of the information we incorporate by reference, at no cost, to each person, including any beneficial owner of our common shares, to whom this prospectus is delivered. To request a copy of any or all of this information, you should contact us at the following address and telephone number:

               Corporate Secretary
               Steiner Leisure Limited
               c/o CT Maritime Services, L.C.
               1007 North America Way
               Miami, Florida 33132
               Telephone: (305) 358-9002

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect" or "intend." All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our future business including, among other things, those set forth under "Risk Factors" beginning on page 9 of this prospectus. We cannot promise that our expectations in such forward-looking statements will turn out to be correct. We do not undertake to update any forward-looking statements that may be made by us in this prospectus or otherwise.

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, especially the risks of investing in our common shares discussed under "Risk Factors." Unless the context otherwise requires, "Steiner Leisure," "we," "us" and "our" refer to Steiner Leisure Limited and its subsidiaries and predecessors.

                                STEINER LEISURE

OUR BUSINESS

     Steiner Leisure is the leading worldwide provider of spa services and skin and hair care products on board cruise ships. We strive to create a relaxing and therapeutic environment where customers can receive body and facial treatments and hair styling comparable in quality to the finest land-based spas and salons. Steiner Leisure also develops and markets premium priced, high quality personal care products that are sold primarily in connection with the services we provide. As of March 1, 1999, we served 99 cruise ships representing 26 cruise lines, including Carnival, Royal Caribbean, Princess, Norwegian, Celebrity and Cunard. Our services are provided under agreements with cruise lines which range in duration from one to six years.

     Steiner Leisure provides its shipboard services in treatment and fitness facilities located on cruise ships. On newer ships, our services are provided in enhanced, large "spa" facilities. Many of these facilities offer enlarged fitness and treatment areas, generally located in a single passenger activity area. As of March 1, 1999, 37 of the 99 ships that we served had large spa facilities. Our services include massage, hydrotherapy (water-based) treatments, aromatherapy treatments, seaweed wraps, saunas, steam rooms, aerobic exercise, hair styling, manicures, pedicures and a variety of other specialized body and facial treatments. Our range of services is designed to capitalize on the growing consumer trend towards health awareness, personal care and fitness. Ships with large spas provided us with average weekly revenues of $35,054 in 1997 and $36,373 in 1998, as compared to average weekly revenues of $10,276 in 1997 and $10,607 in 1998 for the other ships we served.

     In addition to our shipboard services, we sell a variety of beauty and hair care products under our "Elemis" and "La Therapie" trademarks. The raw materials for these products are produced for us by a premier French manufacturer. We also sell a variety of hair care products under the "Steiner" name. In total, we offer over 160 different products. These products include beauty preparations, such as aromatherapy oils, cleansers and creams, other skin care preparations, and accessories and hair care products, such as shampoos, moisturizers and lotions. Steiner Leisure sells its products primarily on board the ships that we serve. We also sell products through land-based retail and wholesale outlets, mail order and our website at www.steinerleisure.com. During 1998, services accounted for approximately 59% of our revenues and products accounted for approximately 41% of our revenues.

OUR BUSINESS STRATEGY

     Our business strategy is directed at maintaining and enhancing our position as the leading worldwide provider of spa services and related products on board cruise ships. To do so, we:

     - employ skilled personnel who are trained at our facilities in Steiner Leisure's philosophy of customer care and outstanding personal service;

     - utilize experienced shipboard management to implement our customer care philosophy and empower management to make day-to-day operational decisions, including those necessary to maximize shipboard revenues;

     - develop and deliver high quality, innovative services and products that provide a richly rewarding experience to our customers;

     - effectively market our services and products, including through a variety of pre-cruise purchase programs and shipboard promotions; and

     - maintain close relationships with cruise lines, to position us to renew our cruise line agreements as they expire and obtain cruise line agreements for new ships as they are brought into service.

OUR GROWTH STRATEGY

     Steiner Leisure's strategy for growth includes the following principal elements:

     - serve new ships introduced by our cruise line customers;

     - capitalize on the trend of cruise ships to offer larger spa facilities located in a single passenger activity area;

     - increase product sales through both shipboard and land-based marketing efforts;

     - increase the productivity of our shipboard staff;

     - seek land-based opportunities to sell our services and products, including through facilities operated by us; and

     - consider acquisitions compatible with our operations.

IMPLEMENTATION OF OUR STRATEGIES

     We believe that we have effectively implemented our business and growth strategies since our initial public offering in November 1996 by:

     - commencing to serve 16 new cruise ships brought into service by our cruise line customers;

     - renewing all expiring cruise line agreements that we sought to renew;

     - repackaging and reformulating our "Elemis" product lines to keep current with changing consumer tastes;

     - commencing operation of our first land-based facility -- the luxury spa at the Atlantis Resort on Paradise Island in The Bahamas;

     - granting rights for the operation of three Elemis Beautiful Skin Centres in Hong Kong;

     - training our shipboard staff on new treatment methods and on sales techniques to maximize productivity; and

     - updating our Internet website to facilitate on-line shopping by our customers.

NEW SHIPS COMING INTO SERVICE

     As of March 1, 1999, cruise lines served by Steiner Leisure were scheduled to introduce nine new ships into service in 1999. We expect to perform services on eight of these ships, including six that are currently covered by cruise line agreements. Six of these eight ships will have large spa facilities.

                                  THE OFFERING

Common shares offered...........    All of the 1,500,000 shares offered by this
                                    prospectus are being sold by the selling shareholder. An additional 225,000 shares may be sold by the selling shareholder if the over-allotment option is exercised in full by the underwriters.


The selling shareholder.........    The selling shareholder, Clive E. Warshaw,
                                    is the Chairman of the Board and Chief
                                    Executive Officer of Steiner Leisure, and our largest shareholder. After this offering, the selling shareholder will continue to own 2,971,115 shares, constituting approximately 17.7% of our outstanding common shares. If the over-allotment option is exercised in full by the underwriters, he would own 2,746,115 shares, constituting approximately 16.4% of our outstanding common shares. Mr. Warshaw has indicated that, after this offering, he does not intend to sell any additional common shares until at least January 1, 2002.


Use of proceeds.................    We will not receive any of the proceeds from
                                    the sale of shares by the selling
                                    shareholder.


Nasdaq Stock Market symbol......    STNR

              SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA(1)
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

      You should read the following summary historical financial and operating data
                    together with our financial statements.

                                                     YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------
                                        1994(2)    1995      1996      1997        1998
                                        -------   -------   -------   -------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
Services..............................  $25,310   $35,764   $43,122   $50,113    $59,741
Products..............................   14,340    18,648    26,458    33,863     41,647
                                        -------   -------   -------   -------    -------
  Total revenues......................   39,650    54,412    69,580    83,976    101,388
                                        -------   -------   -------   -------    -------
Cost of sales:
Cost of services......................   21,324    29,623    33,446    39,085     46,142
Cost of products......................   11,867    16,309    18,699    23,110     28,227
                                        -------   -------   -------   -------    -------
  Total cost of sales.................   33,191    45,932    52,145    62,195     74,369
                                        -------   -------   -------   -------    -------
  Gross profit........................    6,459     8,480    17,435    21,781     27,019
                                        -------   -------   -------   -------    -------
OPERATING EXPENSES:
Administrative........................    1,874     3,100     3,396     3,862      4,801
Salary and payroll taxes..............    1,785     1,925     3,973     4,344      4,979
Amortization of CTO intangibles.......    1,264     2,292     2,477     1,089         --
                                        -------   -------   -------   -------    -------
  Total operating expenses............    4,923     7,317     9,846     9,295      9,780
                                        -------   -------   -------   -------    -------
  Income from operations..............    1,536     1,163     7,589    12,486     17,239
Net income (loss).....................  $   321   $  (563)  $ 2,471   $12,247    $17,676
                                        =======   =======   =======   =======    =======
Diluted earnings (loss) per share.....  $  0.02   ($ 0.04)  $  0.17   $  0.73    $  1.04
Diluted weighted average shares
  outstanding.........................   14,337    14,337    14,684    16,693     16,960

SELECTED OPERATING DATA:
Average number of ships served(3).....       70        90        84        83         92
Average total number of staff on ships
  served..............................      501       655       695       756        842
Revenue per staff per day(4)..........     $213      $221      $256      $286         $310

                                                             DECEMBER 31, 1998
                                                             -----------------
BALANCE SHEET DATA:
Working capital.............................................      $35,872
Total assets................................................       53,654
Long-term debt..............................................           --
Shareholders' equity........................................       43,691

     We effected a 3-for-2 split of our common shares on each of October 24, 1997 and April 28, 1998. All share and per share data in this prospectus reflect these share splits.
-------------------------

(1) All financial data is in U.S. dollars. See Note 2(i) of the Notes to Consolidated Financial Statements for information concerning the determination of exchange rates.

(2) In June 1994, Steiner Group Limited (now known as STGR Limited), our predecessor, acquired Coiffeur Transocean (Overseas), Inc. ("CTO") in a transaction accounted for as a purchase. Accordingly, our 1994 Statement of Operations Data and Selected Operating Data include approximately seven months of operations of CTO.

(3) Average number of ships served takes into account that during each year ships were brought in and taken out of service and, accordingly, the number of ships served during a year varies. This number also takes into account that during each year we commence serving new ships brought into service and we cease serving older ships that are retired from service.

(4) Revenue includes all sales of services and products on board ships. Staff includes all shipboard employees. Per day refers to each day a cruise ship is in service.

                                  RISK FACTORS

     In addition to the other information set forth, or incorporated by reference, in this prospectus, you should carefully consider the following risk factors relating to Steiner Leisure before purchasing our common shares.

WE ARE DEPENDENT ON OUR AGREEMENTS WITH CRUISE LINES

     Our revenues are generated primarily on cruise ships. Under our agreements with cruise lines, we provide services and products paid for by cruise passengers. The cruise line agreements have specific terms, ranging from one to six years, with an average remaining term per ship as of March 1, 1999, of approximately two years. As of that date, cruise line agreements that expire within one year, including the agreement with Royal Caribbean, covered 40 of the 99 ships served by us. These 40 ships accounted for approximately 36.1% of our 1998 revenues. We cannot assure you that any of these agreements will be renewed after its expiration date or that any renewal will be on similar terms. These agreements provide for termination by the cruise lines with limited or no advance notice under certain circumstances, including, among other things, failure of a cruise line to meet a specified passenger occupancy rate, the withdrawal of a vessel from the cruise trade, the sale or lease of a vessel or our failure to receive specified passenger service rankings. As of March 1, 1999, agreements for three ships provided for termination for any reason by cruise lines on six months' notice, for eight ships on 90 days' notice and for one ship on 60 days' notice. Our cruise line agreements may, therefore, be terminated prior to their specified termination dates.

WE ARE DEPENDENT ON THE CRUISE INDUSTRY


     Our revenues are generated principally from cruise ship passengers. Therefore, the ability of the cruise industry to attract passengers is critical to our results of operations and financial condition. According to Cruise Lines International Association, a trade association, the passenger volume of cruises marketed primarily to North American consumers increased from approximately 2.2 million passengers in 1985 to approximately 5.4 million in 1998. The cruise industry may not continue to grow or may decrease in size in the future. A decrease in passenger volume could adversely affect us.


     The cruise industry is subject to significant risks that could affect our results of operations. The cruise lines operate in waters and call on ports throughout the world, including geographic regions that from time to time experience political and civil unrest and armed hostilities. Historically, such events have adversely affected demand for cruise vacations. The cruise industry may be adversely affected by severe weather conditions, both at sea and at ports of embarkation. Publicized operational difficulties or outbreaks of disease on cruise ships also could adversely affect the cruise industry. The cruise industry is dependent to a significant extent on airlines to transport passengers to ports of embarkation. Any strikes or other disruptions of airline service could adversely affect the ability of cruise passengers to reach their ports of embarkation.

     Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing vacations. In addition, public demand for vacation activities is influenced by general economic conditions. A majority of cruise passengers served by us reside in North America. Periods of general economic recession, particularly in North America, could have a material adverse effect on the cruise industry and could also materially adversely affect us.

WE ARE DEPENDENT ON CERTAIN CRUISE COMPANIES

     The number of independent cruise companies has decreased in the past few years as a result of the consolidation of the cruise industry. Industry analysts believe that further consolidation of the cruise industry may occur. Our revenues are dependent to a significant extent on a limited number of cruise companies. Revenues from passengers of each of the following cruise companies accounted for more than ten percent of our revenues in 1998: Carnival (including Costa, Holland America, Seabourn, Windstar and Cunard) -- 34.7%; Royal Caribbean (including Celebrity) -- 30.1%; and Peninsular and Oriental Steam Navigation Company (including Princess, P&O and P&O European Ferries) -- 12.9%. These companies also accounted for 66 of the 99 ships served by us as of March 1, 1999. If we cease to serve one of these cruise companies, or a substantial number of ships operated by a cruise company, it could adversely affect our results of operations. As a result of industry consolidation, a small number of cruise companies, all of whom currently are our customers, dominate the cruise industry. If any of these large cruise companies discontinues its relationship with us or incurs economic problems, our results of operations could be adversely affected.

WE ARE REQUIRED TO MAKE MINIMUM PAYMENTS UNDER OUR AGREEMENTS

     Steiner Leisure is obligated to make minimum payments to certain cruise lines, as well as in connection with the Atlantis Spa, regardless of the amount of revenues we receive from customers. Accordingly, we could be obligated to pay more than the amount collected from customers or might not receive revenues sufficient to cover our costs. As of December 31, 1998, these minimum payments are required by cruise line agreements covering a total of 67 ships served by us and three additional ships not yet in service, as well as in connection with the Atlantis Spa. As of December 31, 1998, we had guaranteed total minimum payments (excluding payments based on passenger loads applicable to certain ships served by us) of approximately: $20.7 million in 1999, $16.9 million in 2000, $14.4 million in 2001 and $2.9 million in 2002.

WE ARE DEPENDENT ON KEY OFFICERS AND QUALIFIED SHIPBOARD EMPLOYEES

     Our continued success depends to a significant extent on our senior officers, including Clive E. Warshaw, Chairman of the Board and Chief Executive Officer, Leonard I. Fluxman, President and Chief Operating Officer, and Michele Steiner Warshaw, Executive Vice President. Mr. Warshaw and Ms. Warshaw are husband and wife. The loss of services of any of these persons or other key management personnel could have a material adverse effect on our business. Steiner Leisure has employment agreements with Mr. Warshaw, Mr. Fluxman and Ms. Warshaw, and key person life insurance policies on their lives. Our continued success is also dependent on our ability to recruit and retain personnel qualified to perform our shipboard services. Shipboard employees typically are employed pursuant to agreements with terms of eight months. We cannot guarantee that we will be able to continue to attract a sufficient number of applicants possessing the requisite skills necessary for our business. If we are unable to attract a sufficient number of qualified applicants, our business could be materially adversely affected.

WE ARE DEPENDENT ON A SINGLE PRODUCT MANUFACTURER

     Almost all of the ingredients and other materials for our "Elemis" and "La Therapie" beauty products are produced by a single manufacturer pursuant to an agreement terminating in 2001. If this manufacturer ceased producing these ingredients and other materials for our products, the transition to other manufacturers could result in significant production delays. Any significant delay or disruption in the supply of our products could have a material adverse effect on our product sales.

POSSIBLE CHANGES IN THE TAXATION OF STEINER LEISURE

     Steiner Leisure is a Bahamian international business company ("IBC") that, directly or indirectly, owns:

     - CT Maritime Services, L.C., a Florida limited liability company that performs administrative services in connection with our maritime operations ("Maritime Services");

     - Steiner Beauty Products, Inc., a Florida corporation that sells skin and hair care products ("Steiner Beauty"); and

     - Steiner Transocean Limited, a Bahamian IBC that operates our shipboard business ("Steiner Transocean").

Steiner Leisure also owns all, or almost all, of the shares of additional Bahamas, United Kingdom and other subsidiaries through which we conduct our business.


     Steiner Leisure is not subject to Bahamian tax. For United States federal tax purposes Steiner Leisure will be considered engaged in business in the United States by virtue of its 98% membership interest in Maritime Services. As a result Steiner Leisure will be subject to United States federal income tax at regular corporate rates of up to 35% on its share of the United States-source income and certain foreign-source income, if any, of Maritime Services. Steiner Leisure may also be subject to a 30% branch profits tax on any portion of that income that is not considered reinvested in the United States. Steiner Leisure believes that none of our remaining income will be effectively connected with our deemed conduct of business in the United States through Maritime Services and, accordingly, that our remaining income will not be subject to United States federal tax.



     Steiner Beauty generally will be subject to United States federal income tax at regular corporate rates of up to 35% on all its worldwide income, including its share of the income of Maritime Services in which it owns a one percent membership interest.



     Steiner Transocean is a Bahamian IBC and maintains an office in The Bahamas. Steiner Transocean is not subject to Bahamian tax. For United States federal tax purposes Steiner Transocean will be considered engaged in business in the United States as a result of its membership interest in Maritime Services. As discussed above, a foreign corporation generally is subject to United States federal corporate income tax at a rate of up to 35% on its United States-source income and on certain of its foreign-source income that is effectively connected to a business it conducts in the United States. In addition, a foreign corporation conducting business in the United States may be subject to a 30% branch profits tax on income from that business that is not considered reinvested in the United States. Steiner Transocean may be subject to both federal corporate income tax and the branch profits tax on its share of the income of Maritime Services in which it owns a one percent membership interest. We believe that Steiner Transocean's income from its remaining activities will be foreign-source income, none of which will be effectively connected to a business it conducts in the United States. This belief is based on:

     - all of Steiner Transocean's shipboard spa and salon services being performed outside the United States and its possessions and their respective territorial waters;

     - passage of title and transfer of ownership of all beauty products sold by Steiner Transocean taking place outside the United States; and

     - the activities performed on behalf of Steiner Transocean in the United States not being a material factor in generating income for Steiner Transocean.

     However, a portion of Steiner Transocean's income could be subject to United States federal income tax:


     - to the extent the first two activities described above were considered by the United States Internal Revenue Service (the "IRS") to occur in the United States, its possessions or territorial waters; or


     - if the activities performed on behalf of Steiner Transocean in the United States were considered to be a material factor in generating Steiner Transocean's income.

In that event, Steiner Transocean would be subject to U.S. federal income tax at a rate of up to 35% and, possibly, branch profits tax at a rate of 30% on such income.

     Maritime Services will not itself be subject to United States federal income tax. Instead, its income will flow through and be taxed to its members, Steiner Leisure, Steiner Beauty and Steiner Transocean, as discussed above.


     Maritime Services and Steiner Beauty may be subject to additional U.S. state and local income, franchise and other taxes. Maritime Services receives payments from Steiner Transocean in return for certain administrative services it provides to Steiner Transocean. The IRS may assert that transactions between Maritime Services and Steiner Transocean and between our other direct and indirect subsidiaries do not contain arm's length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the taxable income of Maritime Services. This reallocation also could result in the imposition of interest and penalties.


     Our United Kingdom subsidiaries provide goods and services to Steiner Transocean. The United Kingdom Inland Revenue authorities may assert that these transactions do not contain arms' length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the U.K. tax on us. This reallocation also could result in the imposition of interest and penalties.

     In 1998, Steiner Leisure paid tax at an aggregate rate of 6.8% on its income. We cannot assure that future income will be taxed at this rate.

     Coiffeur Transocean (Overseas), Inc. ("CTO"), our former subsidiary, was liquidated for United States federal and state income tax purposes during the fourth quarter of 1996. As a result, CTO was treated as if it sold all of its assets for fair market value on the date of that liquidation. Based on the value of CTO's assets, determined by an unrelated party, we calculated CTO's U.S. tax liability resulting from its liquidation at approximately $3.2 million. This amount was paid in January 1997. However, if the IRS were successfully to ascribe a higher value to CTO's assets, the tax liability resulting from CTO's liquidation could be increased.

WE FACE COMPETITION ON SHIPS AND ON LAND

     We compete with passenger activity alternatives on cruise ships and with competing providers of similar services and products seeking agreements with cruise lines. Gambling casinos, bars and a variety of shops are found on almost all of the ships served by us. In addition, ships dock in ports which provide opportunities for additional shopping as well as other activities that compete with us for passenger attention and dollars. Cruise ships also typically offer swimming pools and other recreational facilities and activities, as well as musical and other entertainment, all without additional charge to the passengers. A number of cruise lines currently perform the shipboard services performed by us with their own personnel, and one or more additional cruise lines could elect to perform these services themselves. There currently are several other entities offering services to the cruise industry similar to those provided by us. Additional entities, including those with significant resources, also could compete with us in the future.

     Our Atlantis Spa and the Elemis Beautiful Skin Centres compete with a variety of other operators of land-based day spas and beauty salons, including those with greater resources than Steiner Leisure.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT US


     Steiner Leisure's advertising and product labeling practices in the United States are subject to regulation by the Federal Trade Commission and the Food and Drug Administration, as well as various other federal, state and local regulatory authorities. The contents of our products that are sold in the United States are subject to regulation in the United States. We are subject to similar regulation under the laws of the United Kingdom and certain European Union laws. Federal, state and local regulations in the United States and non-United States jurisdictions, including increasing regulation by the European Union, designed to protect consumers or the environment could adversely affect or increase the cost of advertising, manufacturing and packaging our products.


     Steiner Leisure's land-based operations, including our Atlantis Spa and the Elemis Beautiful Skin Centres, are subject to applicable regulations in the locations where such operations are conducted. These regulations could adversely affect our ability to sell or could increase the cost of our services and products. Among other things, local immigration laws could impede our ability to obtain work permits needed for Steiner Leisure-trained employees at our land-based facilities.

PRODUCT LIABILITY AND OTHER POTENTIAL CLAIMS COULD ADVERSELY AFFECT US

     The nature and use of Steiner Leisure's products and services could give rise to product liability or other claims if a customer were injured while receiving one of our services or suffered adverse reactions following the use of our products. Adverse reactions could be caused by various factors beyond our control, including hypoallergenic sensitivity and the possibility of malicious tampering with our products. If any of these events occurred, we could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales.

OUR NEW LAND-BASED OPERATIONS FACE VARIOUS RISKS

     In February 1999, we began operating a spa facility at the Atlantis Resort on Paradise Island in The Bahamas. During 1998 we licensed rights to a third party to operate three

Elemis Beautiful Skin Centres. These are land-based day spas in Hong Kong. We may, in the future, grant rights to operate day spas at other locations. Before these operations, we had no experience in land-based spa operations or the operation of a licensed business. In order to successfully conduct company-operated land-based businesses such as our Atlantis Spa, we will be dependent on our ability to hire and retain the services of qualified personnel. We are currently operating the Atlantis Spa pursuant to agreed upon terms pending the signing of a definitive agreement. The future success of the Elemis Beautiful Skin Centres is also dependent on our ability to obtain area development and license agreements with parties who can successfully operate these facilities. To date, no agreements have been reached with any parties outside of Hong Kong. We are not certain that any other license agreements will be entered into in the future.



     Our Atlantis Spa operations and, for the foreseeable future, all of the Elemis Beautiful Skin Centre operations will be undertaken outside of the United States. These operations are subject to certain risks, including adverse developments in the foreign political and economic environment, varying governmental regulations, foreign currency fluctuations, potential difficulties in supervising foreign operations and potential adverse tax consequences. Recently a number of countries in Asia, where the initial Elemis Beautiful Skin Centres are located, have experienced economic difficulties and social unrest. Any of these factors could have a material adverse effect on these operations.


FAILURE TO OBTAIN YEAR 2000 COMPLIANCE MAY HAVE ADVERSE EFFECTS ON US

     The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the datefield. Our failure, or the failure of a cruise line customer or major third party supplier of ours, to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our normal business activities or operations.


     We believe that our biggest risks related to the Year 2000 issue are associated with potential concerns with cruise line customers and major third party suppliers of services or products. The most reasonably likely source of Year 2000 risk with respect to our cruise line customers would be the disruption of transportation channels that deliver passengers to cruise ships. The disruption of transportation channels could also impede our ability to deliver our products to intended points of sale or the ability of our staff to report to the ships to which they are assigned.


     We have developed a compliance program to assess the overall impact to Steiner Leisure of the Year 2000 issue and are in the process of developing contingency plans that will attempt to mitigate certain of our Year 2000 risks. We believe that our costs relating to implementation of our Year 2000 program will not be material. However, if our Year 2000 compliance program or contingency plans are ineffective or if the actual costs of implementing our Year 2000 compliance program or contingency plans significantly exceed our estimates, our business and results of operation could be materially adversely affected.

WE ARE NOT A UNITED STATES COMPANY AND, AS A RESULT, THERE ARE SPECIAL RISKS


     Our corporate affairs are governed by our Memorandum of Association and Articles of Association, which are similar to the articles of incorporation and bylaws of a United States corporation, and the International Business Companies Act, 1989, of The Bahamas (the "IBC Act"). The provisions of the IBC Act resemble certain existing and repealed provisions of the Companies Acts of England and Wales and, in some respects, the laws of certain United States jurisdictions. Although the United Kingdom and many United States jurisdictions have fairly well developed bodies of case law interpreting their respective corporate statutes, there are very few reported judicial cases decided in The Bahamas interpreting the IBC Act. For example, the rights and fiduciary responsibilities of directors under Bahamian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United Kingdom and certain United States jurisdictions. In general, English case law is persuasive authority in The Bahamas and decisions of the Judicial Committee of the Privy Council in the United Kingdom (the court of final appeal for The Bahamas and other British Commonwealth countries) on an appeal from The Bahamas Court of Appeal are binding. Decisions of the House of Lords and rulings of the Privy Council which relate to other Commonwealth countries are usually followed insofar as they declare the common law of England which applies to The Bahamas, except where this common law has been altered by Bahamian statute. Accordingly, the rights and remedies of our public shareholders in the face of actions by our management, directors or shareholders are less clearly established than would be the case with a company incorporated in the United Kingdom or a United States jurisdiction.


     Certain of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. It also may not be possible to enforce against them or Steiner Leisure judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws. In the opinion of Harry B. Sands & Company, our Bahamas counsel:


     - it is unlikely that Bahamian courts would entertain original actions against Bahamian companies or their directors or officers based solely upon United States federal securities laws;

     - judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas; rather, a lawsuit must be brought in The Bahamas on any such judgment; and

     - subject to considerations of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in contention, is actionable in Bahamian courts and is impeachable only upon the grounds of
       (i) fraud, (ii) public policy and (iii) natural justice.

OUR STOCK PRICE HAS FLUCTUATED AND COULD FLUCTUATE SIGNIFICANTLY

     Since our common shares have commenced being publicly traded, the market price of our shares has fluctuated over a wide range and may continue to do so in the future. The market price of our common shares could be subject to significant fluctuations in response to various factors and events, including, among other things:

     - the depth and liquidity of the trading market for our common shares;

     - quarterly variations in our actual or anticipated operating results;

     - changes in estimates of our earnings by analysts;

     - market conditions in the cruise industry;

     - announcements or activities by our competitors; and

     - general economic or market conditions.

     The stock market has from time to time experienced significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies. Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common shares.

ANTI-TAKEOVER PROVISIONS LIMIT SHAREHOLDERS' ABILITY TO EFFECT A CHANGE IN MANAGEMENT OR CONTROL

     Our Articles of Association include certain provisions which may have the effect of delaying or preventing a future takeover or change in control of Steiner Leisure that shareholders may consider to be in their best interests. Among other things, our Articles provide for a classified Board of Directors serving staggered terms of three years, supermajority voting requirements with respect to certain significant transactions and restrictions on certain transactions with holders of 15% or more of the voting shares of Steiner Leisure. We have an authorized class of 10,000,000 Preferred Shares that may be issued in one or more series by the Board of Directors without further action by the shareholders on such terms and with such rights, preferences and designations as the Board of Directors may determine. Furthermore, our 1996 Share Option and Incentive Plan ("Share Option Plan") and certain of our employment agreements provide certain rights to plan participants and our officers in the event of a change in control of Steiner Leisure. We also intend to present to our shareholders for their approval at our annual meeting, which is anticipated to be held in June 1999, a proposal to amend our Memorandum of Association to increase the number of common shares that we are authorized to issue from 20,000,000 to 100,000,000. Such additional shares could be available for use by us in opposing a hostile takeover attempt, or otherwise delay or prevent changes in control or management of Steiner Leisure.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Set forth below are the selected financial data for each of the years in the five-year period ended December 31, 1998. The balance sheet data as of December 31, 1997 and 1998, and the statement of operations data for the years ended December 31, 1996, 1997 and 1998 have been derived from our financial statements which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this prospectus. The balance sheet data as of December 31, 1994, 1995 and 1996, and the statement of operations data for the years ended December 31, 1994 and 1995, are derived from our financial statements which have been audited by Arthur Andersen LLP. These financial statements are not included in this prospectus. The information contained in this table should be read in conjunction with our Consolidated Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                  YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------
                                      1994(1)    1995      1996      1997      1998
                                      -------   -------   -------   -------   -------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Services..........................  $25,310   $35,764   $43,122   $50,113   $59,741
  Products..........................   14,340    18,648    26,458    33,863    41,647
                                      -------   -------   -------   -------   -------
     Total revenues.................   39,650    54,412    69,580    83,976   101,388
                                      -------   -------   -------   -------   -------
Cost of sales:
  Cost of services..................   21,324    29,623    33,446    39,085    46,142
  Cost of products..................   11,867    16,309    18,699    23,110    28,227
                                      -------   -------   -------   -------   -------
     Total cost of sales............   33,191    45,932    52,145    62,195    74,369
                                      -------   -------   -------   -------   -------
     Gross profit...................    6,459     8,480    17,435    21,781    27,019
                                      -------   -------   -------   -------   -------
Operating expenses:
  Administrative....................    1,874     3,100     3,396     3,862     4,801
  Salary and payroll taxes..........    1,785     1,925     3,973     4,344     4,979
  Amortization of CTO intangibles...    1,264     2,292     2,477     1,089        --
                                      -------   -------   -------   -------   -------
     Total operating expenses.......    4,923     7,317     9,846     9,295     9,780
                                      -------   -------   -------   -------   -------
     Income from operations.........    1,536     1,163     7,589    12,486    17,239
Other income (expense)..............     (305)     (370)     (168)      908     1,737
                                      -------   -------   -------   -------   -------
  Income before provision for income
     taxes and minority interest....    1,231       793     7,421    13,394    18,976
                                      -------   -------   -------   -------   -------
Provision for income taxes:
  Current...........................      940     1,356     1,750     1,147     1,296
  Deferred..........................      (30)       --        --        --        --
  Nonrecurring......................       --        --     3,200        --        --
                                      -------   -------   -------   -------   -------
     Total provision for income
       taxes........................      910     1,356     4,950     1,147     1,296
                                      -------   -------   -------   -------   -------
Income before minority interest.....      321      (563)    2,471    12,247    17,680
Minority interest...................       --        --        --        --        (4)
                                      -------   -------   -------   -------   -------
Net income (loss)...................  $   321   $  (563)  $ 2,471   $12,247   $17,676
                                      =======   =======   =======   =======   =======

                                                  YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------
                                      1994(1)    1995      1996      1997      1998
                                      -------   -------   -------   -------   -------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings (loss) per common share(2)
  Basic.............................  $  0.02   $ (0.04)  $  0.17   $  0.76   $  1.08
                                      =======   =======   =======   =======   =======
  Diluted...........................  $  0.02   $ (0.04)  $  0.17   $  0.73   $  1.04
                                      =======   =======   =======   =======   =======
  Basic weighted shares
     outstanding....................   14,337    14,337    14,556    16,202    16,401
  Diluted weighted average shares
     outstanding....................   14,337    14,337    14,684    16,693    16,960

BALANCE SHEET DATA:
Working capital.....................  $ 2,009   $    22   $12,595   $25,644   $35,872
Total assets........................   16,230    13,320    26,656    37,137    53,654
Long-term debt......................    4,775     3,020        --        --        --
Shareholders' equity................    5,150     3,574    16,080    28,513    43,691

-------------------------

(1) In June 1994, Steiner Group acquired Coiffeur Transocean (Overseas), Inc. ("CTO") in a transaction accounted for as a purchase. Accordingly, our 1994 Statement of Operations Data includes approximately seven months of operations of CTO.

(2) We effected a 3-for-2 split of our common shares on each of October 24, 1997 and April 28, 1998. The share and per share data above reflect these share splits.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Steiner Leisure is the leading worldwide provider of spa services and skin and hair care products on board cruise ships. We sell our services and products to cruise passengers. Payments to cruise lines are based on a percentage of our passenger revenues and, in certain cases, a minimum annual rental or a combination of both. We also sell our services and products through land-based channels.

     Cost of sales includes:


     - cost of services, including an allocable portion of wages paid to shipboard employees, rent payments to cruise lines (which are a percentage of services revenues or a minimum annual rent or a combination of both) and other staff-related shipboard expenses; and


     - cost of products, including an allocable portion of wages paid to shipboard employees, rent payments to cruise lines (as noted above) and other staff-related shipboard expenses, as well as costs associated with development, manufacturing and distribution of products.


     Cost of sales may be affected by, among other things, sales mix, production levels, changes in supplier prices and discounts, purchasing and manufacturing efficiencies, tariffs, duties, freight and inventory costs. Certain cruise line agreements provide for increases in the percentages of services and products revenues payable as rent payments and/or, as the case may be, the amount of minimum annual rental payments over the terms of such agreements. Rent payments may also be increased under new agreements with cruise lines that replace expiring agreements. In general, Steiner Leisure has experienced increases in rent payments upon entering into new agreements with cruise lines.


     Cost of products includes the cost of products sold through our various methods of distribution. To a lesser extent, cost of products also includes the cost of products consumed in rendering services. This amount would not be a material component of the cost of services rendered and would not be practicable to identify separately.

     Operating expenses include administrative expenses, salary and payroll taxes. In addition, for the three year period ended June 1997, operating expenses included goodwill amortization related to the acquisition of CTO.

     Steiner Leisure is a Bahamian IBC. The Bahamas does not tax Bahamian IBCs. We believe that income from our maritime operations will be foreign source income that will not be subject to United States, United Kingdom or other taxation. More than 83.7% of our income for 1998 was not subject to United States or United Kingdom income tax. To the extent that our income from non-maritime operations increases more rapidly than any increase in our maritime-related income, the percentage of our income subject to tax would increase. The income from our United States subsidiaries, Steiner Beauty and Maritime Services, will generally be subject to U.S. federal income tax at regular corporate rates (generally up to 35%) and may be subject to additional U.S. federal, state and local taxes. Earnings from Steiner Training and Elemis Limited, our United Kingdom subsidiaries which accounted for a total of 10.0% of our pretax income for 1998, will be subject to U.K. tax rates (generally up to 31%).

RECENTLY ISSUED ACCOUNTING STANDARDS


     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. Steiner Leisure adopted SOP 98-1 prospectively effective January 1, 1999. Management does not believe that the adoption of SOP 98-1 will have a material effect on our financial position or results of operations.



     In April 1998, the ACSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. Steiner Leisure adopted SOP 98-5 effective January 1, 1999. Management does not believe that the adoption of SOP 98-5 will have a material effect on our financial position or results of operations.



     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual and interim financial reports to shareholders. It also establishes standards for related disclosures about an enterprise's business segments, products, services, geographic areas and major customers. SFAS No. 131, which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers, requires that a public company report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. Steiner Leisure adopted SFAS No. 131 effective December 31, 1998. Management operates the business of Steiner Leisure as a single segment. As a result, no additional disclosure was required.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain selected income statement data expressed as a percentage of revenues:

                                                           YEAR ENDED DECEMBER 31,
                                                           ------------------------
                                                            1996     1997     1998
                                                           ------   ------   ------
Revenues:
  Services...............................................   62.0%    59.7%    58.9%
  Products...............................................   38.0     40.3     41.1
                                                           -----    -----    -----
     Total revenues......................................  100.0    100.0    100.0
                                                           -----    -----    -----
Cost of sales:
  Cost of services.......................................   48.1     46.5     45.5
  Cost of products.......................................   26.9     27.5     27.9
                                                           -----    -----    -----
     Total cost of sales.................................   75.0     74.0     73.4
                                                           -----    -----    -----
     Gross profit........................................   25.0     26.0     26.6
                                                           -----    -----    -----
Operating expenses:
  Administrative.........................................    4.9      4.6      4.7
  Salary and payroll taxes...............................    5.7      5.2      4.9
  Amortization of CTO intangibles........................    3.6      1.3       --
                                                           -----    -----    -----
     Total operating expenses............................   14.2     11.1      9.6
                                                           -----    -----    -----
     Income from operations..............................   10.8     14.9     17.0
Other income (expense)...................................   (0.2)     1.1      1.7
                                                           -----    -----    -----
Income before provision for income taxes.................   10.6     16.0     18.7
                                                           -----    -----    -----
Provision for income taxes:
  Non-recurring..........................................    4.6       --       --
  Current and deferred...................................    2.5      1.4      1.3
                                                           -----    -----    -----
     Total provision for income taxes....................    7.1      1.4      1.3
                                                           -----    -----    -----
Net income...............................................    3.5%    14.6%    17.4%
                                                           =====    =====    =====

1998 COMPARED TO 1997

     REVENUES. Revenues increased approximately 20.7%, or $17.4 million, to $101.4 million in 1998 from $84.0 million in 1997. Of this increase, $9.6 million was attributable to an increase in services revenues and $7.8 million was attributable to an increase in products revenues. The increase in revenues was primarily attributable to an average of six additional spa ships in service and three additional non-spa ships in service in 1998 compared to 1997. We had an average of 842 shipboard staff members in service in 1998 compared to an average of 756 shipboard staff members in service in 1997. Revenues per staff per day increased by 8.4% to $310 in 1998 from $286 in 1997.

     COST OF SERVICES. Cost of services as a percentage of services revenues decreased to 77.2% in 1998 from 78.0% in 1997. This decrease was due to an increase in productivity of onboard staff during 1998. This decrease was partially offset by increases in rent allocable to services on cruise ships covered by an agreement that was renewed in December 1997.

     COST OF PRODUCTS. Cost of products as a percentage of products revenues decreased to 67.8% in 1998 from 68.2% in 1997. This decrease was due to an increase in productivity of onboard staff that was partially offset by an increase in rent allocable to product sales on cruise ships covered by an agreement that was renewed in December 1997. In addition, product sales to land-based customers, which have a greater margin than product sales on board ships, increased at a greater rate than sales on board ships.

     OPERATING EXPENSES. Operating expenses as a percentage of revenues decreased to 9.6% in 1998 from 11.1% in 1997. This decrease was primarily attributable to completion in June 1997 of the amortization of intangible assets relating to the acquisition of CTO. There was no amortization of intangible assets in 1998.

     PROVISION FOR INCOME TAXES. The provision for income taxes decreased to an overall effective rate of 6.8% in 1998 from an overall effective rate of 8.6% in 1997 due to the impact of non-tax deductible amortization of intangibles in 1997. Without such amortization of intangibles, the overall effective rate in 1998 would have been 6.8%, compared to 7.9% in 1997. The decrease in the overall effective rate is also partially attributable to income earned in jurisdictions that do not tax our income increasing at a greater rate than income in jurisdictions that tax our income.

1997 COMPARED TO 1996

     REVENUES. Revenues increased approximately 20.7%, or $14.4 million, to $84.0 million in 1997 from $69.6 million in 1996. Of this increase, $7.0 million was attributable to an increase in services revenues and $7.4 million was attributable to an increase in products revenues. The increase in revenues was primarily attributable to an average of six additional spa ships in service in 1997. These six spa ships generated greater aggregate revenues to us than the aggregate revenues generated by the average of seven non-spa ships that were in service in 1996, but were not in service in 1997. Steiner Leisure had an average of 756 shipboard staff members in service in 1997 compared to an average of 695 shipboard staff members in service in 1996. Revenues per staff per day increased 11.7% to $286 in 1997 from $256 in 1996.

     COST OF SERVICES. Cost of services as a percentage of services revenues increased to 78.0% in 1997 from 77.6% in 1996. This increase was due to an increase in rent allocable to services on cruise ships covered by an agreement renewal effective in the first quarter of 1997. This increase was partially offset by increases in productivity of onboard staff during 1997.

     COST OF PRODUCTS. Cost of products as a percentage of products revenues decreased to 68.2% in 1997 from 70.7% in 1996. This decrease was primarily due to lower product costs realized during 1997 compared to 1996. This was the result of our acquisition of the "Elemis" and "La Therapie" product lines (previously supplied to Steiner Leisure by third parties) in March 1996. Lower product costs were partially offset by an increase in rent allocable to products sales on cruise ships covered by an agreement renewal effective in the first quarter of 1997.

     OPERATING EXPENSES. Operating expenses as a percentage of revenues decreased to 11.1% in 1997 from 14.2% in 1996 as a result of 1996 including a full year of amortization of intangibles in connection with the acquisition of CTO while 1997 included only five months of this amortization. Additionally, operating expenses as a percentage of revenues decreased because of the increase in revenues generated from the additional spa ships in service during 1997. These ships generated greater aggregate revenues to us than the aggregate revenues generated from non-spa ships in service during 1996 that were not in service during 1997.

     PROVISION FOR INCOME TAXES. The provision for income taxes decreased to an overall effective rate of 8.6% in 1997 from an overall effective rate of 23.6% (not giving effect to the non-recurring tax charge of approximately $3.2 million related to the liquidation of CTO) in 1996. This was due to the impact of greater non-tax deductible amortization of intangibles and interest expense in 1996 and certain tax benefits realized from the liquidation of CTO, which took place during the fourth quarter of 1996. Without such amortization of intangibles and interest expense, the overall effective rate in 1997 would have been 6.3% compared to 17.2% in 1996.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth selected statement of operations data on a quarterly basis for 1997 and 1998 and the percentage of revenues represented by the line items presented. Although certain cruise lines have experienced moderate seasonality, we believe that the introduction of cruise ships into service throughout a year has mitigated the effect of seasonality on our results of operations. In addition, decreased passenger loads during slower months for the cruise industry has not had a significant impact on our revenues. However, due to our dependence on the cruise industry, Steiner Leisure's revenues may in the future be affected by seasonality. The quarterly selected statement of operations data set forth below were derived from Unaudited Consolidated Financial Statements of Steiner Leisure which, in the opinion of our management, contain all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of those statements.

                                                 FISCAL 1997                             FISCAL 1998
                                    -------------------------------------   -------------------------------------
                                     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                                    QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                    -------   -------   -------   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................... $19,660   $20,080   $22,133   $22,103   $22,935   $24,335   $26,943    $27,175
Gross profit......................   4,973     5,170     5,746     5,892     6,023     6,500     7,249      7,247
Administrative, salary and payroll
  taxes...........................   1,991     2,006     2,091     2,118     2,303     2,408     2,471      2,598
Income from operations............   2,361     2,695     3,655     3,775     3,720     4,092     4,778      4,649
Net income........................   2,296     2,642     3,478     3,831     3,836     4,244     4,713      4,883
Diluted earnings per share........  $ 0.14    $ 0.16    $ 0.21    $ 0.23    $ 0.23    $ 0.25    $ 0.28    $  0.29
AS A PERCENTAGE OF REVENUES:
Gross profit......................   25.3%     25.7%     26.0%     26.7%     26.3%     26.7%     26.9%      26.7%
Administrative, salary and payroll
  taxes...........................   10.1%     10.0%      9.4%      9.6%     10.0%      9.9%      9.2%       9.6%
Income from operations............   12.0%     13.4%     16.5%     17.1%     16.2%     16.8%     17.7%      17.1%
Net income........................   11.7%     13.2%     15.7%     17.3%     16.7%     17.4%     17.5%      18.0%

LIQUIDITY AND CAPITAL RESOURCES

     Our business is operated with cash generated from operations. In November 1996, Steiner Leisure received net proceeds of approximately $9.7 million in connection with an initial public offering of its common shares.

     Cash flow from operating activities was $15.2 million in 1998, $11.6 million in 1997 and $9.0 million in 1996. These increases generally reflected increases in net income as affected by income taxes payable in 1996 with respect to the liquidation of CTO that were paid in 1997 and by an increase in inventories in 1998. Steiner Leisure had working capital of approximately $35.9 million at December 31, 1998 compared to $25.6 million at December 31, 1997.


     In connection with the construction of the Atlantis Spa, we spent $3.0 million in 1998. We anticipate spending approximately $1.5 million in 1999 to reimburse the owner of the Atlantis Resort for additional construction costs for the Atlantis Spa. These approximately $4.5 million of capital expenditures would be amortized over the proposed ten-year term of our arrangement with the owner of the Atlantis Resort.


     During the fourth quarter of 1998, we purchased a total of 312,750 of our common shares in the open market for an aggregate purchase price of $4.9 million. These purchases were made pursuant to a share purchase program authorized by our Board of Directors.

     We believe that cash generated from operations is sufficient to satisfy the cash required to operate our business. Any significant acquisition may require outside financing. We currently do not have any agreement with respect to an acquisition.

INFLATION

     Steiner Leisure does not believe that inflation has had a material adverse effect on revenues or results of operations. However, public demand for leisure activities, including cruises, is influenced by general economic conditions, including inflation. Periods of economic recession or high inflation, particularly in North America where a number of cruise passengers reside, could have a material adverse effect on the cruise industry upon which we are dependent.

YEAR 2000 COMPLIANCE

     We have developed a plan to assess the overall impact to Steiner Leisure with respect to the Year 2000 issue. Part of our plan is to identify areas of risk and to develop means to mitigate these risks. This includes assessing the Year 2000 compliance of our cruise line customers and our major third party suppliers.


     In order for us to make an assessment of the Year 2000 risks that may have a material adverse effect on our results of operations, we have conducted a survey of our cruise line customers and major third party suppliers of services and products. With respect to our cruise line customers, as of March 19, 1999, a number of those surveyed have refused to respond for liability reasons, while others have failed to respond without providing any reason therefor. The nine cruise lines that responded expect to be Year 2000 compliant before January 1, 2000. We are actively pursuing responses from the remaining 17 cruise lines that have not responded.



     With respect to our major third party suppliers, as of March 19, 1999, we obtained nine responses or statements published through the Internet indicating that they expect to be Year 2000 compliant prior to January 1, 2000. We are actively pursuing responses for the remaining 44 major third party suppliers that have not responded. In the absence of adequate responses, or other formal communications from either our cruise line customers or our major third party suppliers, we are attempting to make our own assessment as to their readiness.


     We believe that our biggest risks related to the Year 2000 issue are associated with potential concerns with cruise line customers and major third party suppliers. The most reasonably likely source of Year 2000 risk with respect to our cruise line customers would be the disruption of transportation channels that deliver passengers to cruise ships. The disruption of transportation channels could also impede our ability to deliver our products to intended points of sale or the ability of our staff to report to the ships to which they are assigned.

     We do not believe that there are contingency plans that we can effect that can mitigate the risk of cruise line passengers being unable to reach cruise ships as a result of any transportation disruption. We are in the process of developing a contingency plan that would allow us to have available product inventories sufficient for distribution to our intended points of sale in the event a transportation disruption impairs our ability to obtain delivery of our products. In addition, we intend to develop a schedule of deployment of our shipboard staff to minimize the effect of any transportation disruption that could occur around January 1, 2000. These contingency plans are subject to uncertainties. We cannot guarantee that any estimate of the level, impact or duration of Year 2000 non-compliance by our customers or suppliers will be accurate, or that our contingency plans will be sufficient to mitigate these risks.

     In the event that any of our cruise line customers or major third party suppliers do not successfully achieve Year 2000 compliance for their own operations in a timely manner, our business or operations could be adversely affected. The magnitude of any adverse effect cannot be quantified at this time because of variables such as the type and importance of cruise line customers or major third party suppliers that have not responded, the unknown level and duration of noncompliance by these customers and suppliers (and their customers and suppliers), the possible effect on our operations, and the Company's ability to respond to any non-compliance.

     Costs related to our actions to become Year 2000 compliant are funded through cash from operating activities. We estimate that total costs related to becoming Year 2000 compliant will be approximately $150,000, and approximately $100,000 of this amount will be capitalized. Through December 31, 1998, we have expended approximately $34,000 in connection with the Year 2000 issue. We believe that the costs related to updating or replacing existing computer systems in order to become Year 2000 compliant will not be material. However, in view of the uncertainties relating to the Year 2000 compliant status of our customers and suppliers, we cannot guarantee that our cost of dealing with the Year 2000 issue will be consistent with the foregoing estimates or that the Year 2000 issue will not materially adversely affect Steiner Leisure's future operations.

                                    BUSINESS

GENERAL

     Steiner Leisure is the leading worldwide provider of spa services and skin and hair care products on board cruise ships. We strive to create a relaxing and therapeutic environment where customers can receive body and facial treatments and hair styling comparable in quality to the finest land-based spas and salons. Steiner Leisure also develops and markets premium priced, high quality personal care products that are sold primarily in connection with the services we provide. As of March 1, 1999, we served 99 cruise ships representing 26 cruise lines, including Carnival, Royal Caribbean, Princess, Norwegian, Celebrity and Cunard. Our services are provided under agreements with cruise lines which range in duration from one to six years.

     Steiner Leisure provides its shipboard services in treatment and fitness facilities located on cruise ships. On newer ships, our services are provided in enhanced, large "spa" facilities. Many of these facilities offer enlarged fitness and treatment areas, generally located in a single passenger activity area. As of March 1, 1999, 37 of the 99 ships that we served had large spa facilities. Our services include massage, hydrotherapy (water-based) treatments, aromatherapy treatments, seaweed wraps, saunas, steam rooms, aerobic exercise, hair styling, manicures, pedicures and a variety of other specialized body and facial treatments. Our range of services is designed to capitalize on the growing consumer trend towards health awareness, personal care and fitness. Ships with large spas provided us with average weekly revenues of $35,054 in 1997 and $36,373 in 1998, as compared to average weekly revenues of $10,276 in 1997 and $10,607 in 1998 for the other ships we served.

     In addition to our shipboard services, we sell a variety of beauty and hair care products under our "Elemis" and "La Therapie" trademarks. The raw materials for these products are produced for us by a premier French manufacturer. We also sell a variety of hair care products under the "Steiner" name. In total, we offer over 160 different products. These products include beauty preparations, such as aromatherapy oils, cleansers and creams, other skin care preparations and accessories and hair care products, such as shampoos, moisturizers and lotions. Steiner Leisure sells its products primarily on board the ships that we serve. We also sell products through land-based retail and wholesale outlets, mail order and our website at www.steinerleisure.com. During 1998, services accounted for approximately 59% of our revenues and products accounted for approximately 41% of our revenues.

CRUISE INDUSTRY OVERVIEW


     The passenger cruise industry has experienced substantial growth over the past 30 years. The industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sightseeing destinations. The cruise market is comprised of luxury, premium and volume segments which appeal to a broad range of passenger tastes and budgets. Steiner Leisure serves ships in all of these segments. According to Cruise Lines International Association, a trade association ("CLIA"), the passenger volume of cruises marketed primarily to North American consumers ("North American Cruises") grew from approximately
2.2 million in 1985 to approximately 5.4 million in 1998, representing a compound annual growth rate of approximately 7.2%. As of March 1, 1999, we served 99 ships, approximately 84 of which offered North American Cruises.

     According to a study reported by CLIA in 1998, passengers ranked as their top reason for preferring cruising to other vacation types that cruises "allow you to be pampered." Similarly, in comparing cruise vacations to other vacations, customers of both ranked cruise vacations higher than resort vacations in many categories. "Being pampered" achieved the greatest positive distinction. We believe our services offer a therapeutic and indulgent experience to passengers, and provide a memorable highlight of their cruise vacation. As a result, we believe our operations are an important part of the cruise ship experience.

     In recent years, cruise lines have been building larger ships with large spas dedicated to the types of health, beauty and fitness services offered by us. Generally, these large spas offer enlarged fitness and treatment facilities, are located on higher profile decks and have enriched decor. With respect to certain ships, we participate in the design of these facilities. As of March 1, 1999, 37 of the ships that we served offered large spa facilities. The cruise lines served by us are scheduled to introduce nine new ships into service in 1999. Steiner Leisure expects to perform services on eight of these ships, including six that are currently covered by cruise line agreements. Six of these eight will have large spa facilities.

BUSINESS STRATEGY


     Our business strategy is directed at maintaining and enhancing our position as the leading worldwide provider of spa services and skin and hair care products on board cruise ships. To do so, we:


          RECRUIT AND TRAIN HIGH QUALITY SHIPBOARD PERSONNEL. Steiner Leisure provides services to our customers on a personal basis. We employ shipboard staff who are professional, attentive and able to continue our tradition of catering to the needs of individual customers. We recruit our staff primarily from the British Isles, the rest of Europe and British Commonwealth countries. We require prospective employees to be technically skilled and to possess a willingness to provide outstanding personal service. We train candidates in our philosophy of customer care. Our training emphasizes the importance of an individualized and therapeutic experience for our customers. We believe that our success is largely attributable to our ability to staff our operations with highly trained personnel who provide outstanding personal service.

          UTILIZE EXPERIENCED AND EMPOWERED SHIPBOARD MANAGEMENT. Steiner Leisure's shipboard operations are supervised by experienced managers who implement our philosophy of customer care. Our managers are selected from the best of our shipboard staff and are trained at our facilities in England. Managers are granted substantial authority to make day-to-day decisions regarding shipboard operations, including those actions necessary to maximize shipboard revenues. Our shipboard managers are responsible for efficient scheduling of personnel, inventory management, supervision of sales and marketing, maintenance of required shipboard discipline and communication with our senior management.

          DEVELOP AND DELIVER HIGH QUALITY SERVICES AND PRODUCTS. Steiner Leisure strives to create an engaging and therapeutic environment where customers can receive body and facial treatments and hair styling comparable in quality to the finest land-based spas and salons. Many of the techniques and products used by our personnel have been developed by us. We conduct our own research and respond to the needs and requests of our customers. We continually update the range of techniques, services and products we offer to satisfy changing health, beauty and fitness trends. Through our attentive and highly trained staff and our premium quality hair and beauty products, Steiner Leisure provides cruise passengers with what we believe is a richly rewarding experience that is a memorable highlight of a cruise vacation.


          EFFECTIVELY MARKET OUR SERVICES AND PRODUCTS. Steiner Leisure uses a variety of marketing techniques to bring our services and products to the attention of cruise passengers. Our personnel individually inform our customers as to the services and products offered by us and also offer group promotions, seminars and demonstrations. We provide incentives to our employees to maximize sales of our services and products and train employees to cross-market services and products offered by other personnel. Steiner Leisure also promotes pre-cruise purchases of our shipboard services and spa packages.



          MAINTAIN CLOSE RELATIONSHIPS WITH THE CRUISE LINES. Steiner Leisure has developed strong relationships with the cruise lines as a result of the revenues we generate for them and the high level of customer satisfaction with our services. These relationships are important to our future growth and positioned us to obtain renewals of almost all of our cruise line agreements that have expired since 1990. During 1997, Holland America Line, with eight ships in service at March 1, 1999, renewed its agreement with us for an additional six years. In January 1999, Princess Cruise Lines, with ten ships in service at March 1, 1999, renewed its agreement with us for an additional three years.


GROWTH STRATEGY

     Steiner Leisure's strategy for continued growth includes the following principal elements:

          EXPAND WITH PRESENT CRUISE LINE CUSTOMERS. We believe that our success in providing high quality services and products and generating revenues for the cruise lines will enable us to grow as our cruise line customers introduce new ships with large spas. From November 1996 to March 1, 1999, we commenced serving 16 new cruise ships brought into service by our cruise line customers. As of March 1, 1999, the cruise lines served by us were scheduled to introduce nine new ships into service in 1999. Steiner Leisure expects to perform services on eight of these ships, including six that are currently covered by cruise line agreements.


          CAPITALIZE ON GROWTH IN SIZE AND QUALITY OF SHIPBOARD FACILITIES. An increasing number of cruise ships offer large spa facilities. Many of these facilities include hydrotherapy treatments and enlarged fitness and treatment areas. Newer facilities are located on higher profile decks, have enriched decor and offer all of our services and products in a single passenger activity area. These enhanced facilities foster the cross-marketing of services and products and enable us to serve a larger number of passengers. We often assist cruise lines with the planning and design of spa facilities on new ships. We believe that our participation in the design of facilities has resulted in improved quality of service and increased revenues to us and the cruise lines. As of March 1, 1999, 37 of the ships we served had large spa facilities. In 1999, we believe we will begin serving an additional six ships with large spa facilities.



          INCREASE PRODUCT SALES. Sales of our products increased at a compound annual growth rate of 30.5% from 1994 through 1998. Steiner Leisure's products are sold primarily to cruise ship passengers. We also sell products at our Atlantis Spa and the Elemis Beautiful Skin Centres, and through third party, land-based retail and wholesale channels. Our products are also offered through mail order and our website at www.steinerleisure.com. In 1998, we reformulated and repackaged our "Elemis" product lines to satisfy our customers' changing tastes. We believe that there is a significant opportunity to increase our product sales through third party, land-based channels.


          INCREASING SHIPBOARD PRODUCTIVITY. Improved staff productivity on board ships is a significant factor contributing to our overall growth. The gross revenue attributable to each shipboard staff member per day that a ship is in service is expressed as a "gross per day." During 1998, ships with large spa facilities had an average gross per day of $343 compared to $260 for ships without large spa facilities. Steiner Leisure's average gross per day has increased each year, from $213 in 1994 to $310 in 1998. We believe that this increase is due to the continuous training that we provide to our shipboard employees including instruction in maximization of sales.

          SEEK LAND-BASED OPPORTUNITIES. We believe that there are land-based opportunities to sell our services and products. In 1999, we began operating the luxury spa at the Atlantis Resort on Paradise Island in The Bahamas. We sell services and products at that facility similar to those we sell on cruise ships. In 1998, we licensed rights to operate three Elemis Beautiful Skin Centres in Hong Kong. These day spas sell our products. We will consider other land-based opportunities if we believe the circumstances to be appropriate.

          CONSIDER STRATEGIC ACQUISITIONS. Steiner Leisure will consider strategic acquisitions of land-based or maritime-based businesses that are compatible with our operations. We do not have any current agreements with respect to any potential acquisitions.

CRUISE LINE CUSTOMERS

     As of March 1, 1999, Steiner Leisure provided its services and products to 26 cruise lines representing a total of 99 ships, including almost all of the major cruise lines offering North American Cruises.

     The numbers of ships served as of March 1, 1999 under cruise line agreements with the respective cruise lines are listed below:


                            NO. OF SHIPS                                        NO. OF SHIPS
                             COVERED BY                                          COVERED BY
CRUISE LINE                  AGREEMENT              CRUISE LINE                  AGREEMENT
-----------                 ------------            -----------                 ------------
Carnival(1)...............       13
Celebrity(2)..............        5                 Passat....................        1
Costa(1)..................        5                 Premier...................        6
Crystal...................        2                 Princess(5)...............       10
Cunard(1).................        5                 Radisson Diamond Seven
Disney....................        1                   Seas....................        2
Fred Olsen................        2                 Renaissance...............        2
Holland America(1)........        8                 Royal Caribbean...........       12
Louis.....................        2                 Saga(6)...................        1
MTC.......................        1                 Seabourn(1)...............        3
Norwegian(3)..............        8                 Silversea.................        2
Norwegian                                           Unicom....................        1
  Capricorn(3)(4) ........        1                 Windstar(1)...............        1
Orient(3).................        1                                                  --
P&O Cruises(5)............        3                   Total...................       99
P&O European Ferries(5)...        1                                                  ==



-------------------------

(1) Carnival Corporation, the parent company of Carnival Cruise Lines, also owns Holland America, Costa, Windstar and a majority interest in Cunard and Seabourn.

(2) Celebrity is owned by Royal Caribbean.


(3) Norwegian is a partner in the entity that owns Norwegian Capricorn, and owns Orient.


(4) We are serving this ship pending execution of the applicable agreement.


(5) P&O European Ferries, P&O Cruises and Princess are subsidiaries of The Peninsular & Oriental Steam Navigation Company.



(6) This agreement will expire on April 30, 1999. Steiner Leisure is currently negotiating a renewal of the agreement.


     As of March 1, 1999, the cruise lines served by us were scheduled to introduce nine new ships into service in 1999. Steiner Leisure expects to perform services on eight of these ships, including six that are currently covered by cruise line agreements. Six of these eight will have large spa facilities. The cruise lines for which these ships will enter service are as follows: Carnival (one ship); Holland America (one ship); Norwegian (one ship); Royal Caribbean (one ship); Princess (one ship); Disney (one ship); and Renaissance (two ships).

     Since November 1996, none of our cruise line agreements has been terminated prior to its expiration date. Historically, almost all of our cruise line agreements that have expired have been renewed beyond their specified expiration dates. The total number of ships we serve is affected by cruise lines removing from service older ships as new ships are introduced.


SHIPBOARD SERVICES

     Our goal is to provide our customers with a therapeutic and indulgent experience in an atmosphere of individualized attention. Steiner Leisure provides a range of personal services that we believe is comparable to those offered by the finest land-based spas and salons. We believe that the prices we charge are comparable to those charged for similar quality services and products by land-based establishments.

     MASSAGE AND OTHER BODY TREATMENTS. We offer massages and a variety of other body treatments to women and men. Types of body treatments include seaweed and other therapeutic wraps and aromatherapy treatments. The body treatment techniques include those developed by us in response to the needs and requests of cruise ship passengers. The number of private treatment rooms available for these services ranges from one to twelve, depending on the size of the ship. The number of our staff providing these services on a ship also ranges from one to twelve. On several ships, Steiner Leisure provides certain specialty treatments including a body capsule that provides a multi-sensory massage-like treatment in an individual, self-contained environment. We regularly introduce new treatments and products.

     BEAUTY AND HAIR. On each ship we serve we operate a hair styling salon that provides services to women, men and children and facilities for nail and beauty treatments. Depending on the size of the ship, Steiner Leisure's facilities offer from two to ten hair styling stations as well as stations for facial treatments, manicures and pedicures. We staff each ship with one to seven employees performing hair, nail and beauty services.


     SPAS. Since the late 1980's, cruise lines increasingly have provided enlarged spa facilities which, in general, allow all of our services to be offered in a single passenger activity area. As of March 1, 1999, large spas were found on 37 of the ships that we serve. We expect to serve an additional six ships with large spa facilities that are anticipated to begin service later in 1999. These spas provide enlarged fitness and treatment areas and on most ships include hydrotherapy treatments. These facilities are generally located on higher profile decks and have enriched decor. We believe that the location of our operations in a spa environment enhances enjoyment of our services by passengers, encourages increased passenger interest in our services and facilitates cross-marketing of our services and products. We believe that most of the ships currently under construction for our largest cruise line customers will include large spas. In 1998, our average weekly revenues on ships with large spas were 3.4 times our average weekly revenues on other ships.


     FITNESS FACILITIES. As of March 1, 1999, we operated fitness facilities on 61 of the ships we serve. Fitness facilities typically include weightlifting equipment, cardiovascular equipment (including treadmills, exercise bicycles and rowing and stair machines) and facilities for fitness classes. Steiner Leisure provides from one to three fitness instructors, depending on ship size. These instructors are available to provide special services to passengers, such as personal nutritional and dietary advice, body composition analysis and personal training. Use of fitness facilities is generally available at no charge to cruise passengers, except for fees that are typically charged for special services.

     SAUNAS AND STEAM ROOMS. We operate saunas and steam rooms on most of the ships we serve. These facilities generally may be used by passengers at no charge.


     FACILITIES DESIGN. In general, facilities we operate have been designed by the cruise lines. However, several cruise lines have requested our assistance in the design of shipboard spas and other facilities. We have assisted or are assisting in the design of facilities for a total of 39 ships, including 26 which have, or upon completion will have, large spas. Of these 39 ships, 30 are currently in service, 29 of which we serve, and the remainder are under construction. We believe that our participation has resulted in the construction of facilities permitting improved quality of service and increased revenues to us and the cruise lines. We believe that our involvement in the design of shipboard facilities has enabled us to obtain additional cruise line agreements. However, there can be no assurance that we will be able to obtain agreements for all of the ships for which we provide design assistance.


     HOURS OF OPERATION. The facilities operated by Steiner Leisure generally are open each day during the course of a cruise from 8:00 a.m. to 8:00 p.m., except when a ship is in the territorial waters of a jurisdiction that would tax our sales or income.

RECRUITING AND TRAINING


     Our continued success is dependent, in part, on our ability to attract qualified employees. Steiner Leisure's goal in recruiting and training new employees is to constantly have available a sufficient number of skilled personnel trained in our customer service philosophy. We hire and train personnel who perform our shipboard services and the services at our Atlantis Spa. Steiner Leisure recruits employees primarily from the British Isles, the rest of Europe and British Commonwealth countries. Recruitment techniques include advertisements in trade and other publications, appearances at beauty, hair and fitness trade shows, meetings with students at trade schools and recommendations from our employees. All shipboard employment candidates are required to have received prior training in the services they are to perform for us and are tested with respect to their skills prior to being hired. Applicants must possess a willingness to provide outstanding personal service.


     Each candidate must complete a rigorous training program at our facilities in Stanmore, England. We can train up to approximately 60 employees at a time. The training course for service personnel is typically conducted over a period of two to three weeks, depending on the services to be performed by the employee. The training course emphasizes our culture of personalized, attentive customer care. All employees also receive supplemental training in their area of specialization, including instruction in treatments and techniques developed by us. Each employee is educated with respect to all of our services and products to enable them to cross-market our services and products. We also train shipboard management candidates. This training covers, among other things, maximization of shipboard revenues, personnel supervision, customer service and administrative matters, including interaction with cruise line personnel.

     In November 1998, we expanded our training activities by opening a beauty training school in Dubai, United Arab Emirates. This school is operated through a joint venture with a local firm. The school teaches our beauty treatment techniques and methods. It also provides vocational training to enable students to qualify for beauty and hair care-related professional licenses. Our joint venture partner in the school operates a large day spa in Dubai which uses and sells our Elemis products. A primary reason for our involvement in this school is to provide trained staff for this spa.

PRODUCTS

     Steiner Leisure sells high quality personal care products for men and women. The products sold on ships are duty free and tax free. We also offer our products through our Atlantis Spa, the Elemis Beautiful Skin Centres and third party salons, retail stores and other land-based retail and wholesale outlets. We also sell products through mail order and our website at www.steinerleisure.com. The beauty products offered include aromatherapy oils as well as cleansers, creams and other skin care products and cleaning accessories. Hair care products offered include shampoos, moisturizers and lotions. Most of the products sold by us are from our "Elemis" and "La Therapie" product lines. As of March 1, 1999, Steiner Leisure sold 108 "Elemis" skin and hair care products made primarily from premium quality natural ingredients and 24 premium quality "La Therapie" skin care products. Almost all of the raw materials for "Elemis" and "La Therapie" products are sourced from a premier French manufacturer under an agreement that expires in 2001. Production, packaging and distribution of our "Elemis" and "La Therapie" products are conducted at our facilities in Taunton, England.

     We recently reformulated and repackaged our "Elemis" product lines. This is part of our continuing efforts to increase the brand awareness of our products and to keep abreast of product trends and our customers' tastes. We are currently updating our product manufacturing equipment to expand our production capacity.

     We also sell the products of several entities unaffiliated with Steiner Leisure, including 18 private label products manufactured by other companies and sold by us under the "Steiner" brand name.

MARKETING AND PROMOTION

     We promote our services and products to cruise passengers through on-board demonstrations and seminars, video presentations shown on in-cabin television, tours of our shipboard facilities and promotional discounts on lower volume days, such as when a ship is in a destination port. We also distribute illustrated brochures and order forms describing our services and products to passenger cabins and in the facilities we operate. In addition, employees cross-market other services and products offered by us to their customers. Steiner Leisure promotes pre-cruise purchases of our shipboard services and spa packages. We also benefit from advertising by the cruise lines, and, increasingly, cruise lines are featuring their spa facilities and our services as part of their advertising campaigns.

CRUISE LINE AGREEMENTS


     Our cruise line agreements give us the right to offer our services and products on board ships. Services and products sold to passengers are billed to them by the cruise lines. The cruise lines retain a specified percentage of our gross receipts from such sales before remitting the remainder to us. Under the cruise line agreements, we are required to pay for the meals and accommodations of our employees. Most of the agreements cover all of the then operating ships of a cruise line. New arrangements must often be negotiated between us and a cruise line as ships enter service. The agreements have specified terms ranging from one to six years, with an average remaining term per ship of approximately two years as of March 1, 1999. As of that date, cruise line agreements that expire within one year, including the agreement with Royal Caribbean, covered 40 of the 99 ships served by us. These 40 ships accounted for approximately 36.1% of our revenues for 1998.

     The cruise line agreements provide for termination by the cruise lines with limited or no advance notice under certain circumstances, including, among other things, the withdrawal of a vessel from the cruise trade, the sale or lease of a vessel or our failure to receive specified passenger service rankings. As of March 1, 1999, agreements for three ships provide for termination for any reason by the cruise line on six months notice, for eight ships on 90 days' notice and for one ship on 60 days' notice.

     Steiner Leisure is obligated to make minimum payments to certain cruise lines (as well as in connection with the Atlantis Spa) regardless of the amount of revenues we receive from customers. As of December 31, 1998, these payments are required by cruise line agreements covering a total of 67 ships served by us and three additional ships not yet in service, as well as in connection with the Atlantis Spa. As of December 31, 1998, Steiner Leisure had guaranteed total minimum payments (excluding payments based on passenger loads applicable to certain ships served by us) of approximately: $20.7 million in 1999, $16.9 million in 2000, $14.4 million in 2001 and $2.9 million in 2002.

RECENT LAND-BASED ACTIVITIES


     Commencing in February 1999, we began operating the luxury health spa at the Atlantis Resort on Paradise Island in The Bahamas. The Atlantis Resort has over 2,300 guestrooms. This spa is a 25,000 square foot facility at which we offer services and products similar to those offered to our shipboard customers. In connection with our operation of the spa, we pay the resort owner the greater of a minimum monthly rental and an amount based on our revenues at the spa. Fees for our services and products at the Atlantis Spa are charged to customers' rooms. The resort then pays us after deducting rental payments or other amounts due to the resort from us. We are currently operating the Atlantis Spa pursuant to agreed upon terms pending the signing of a definitive agreement.



     In January 1998, Steiner Leisure acquired the intellectual property rights (the "BSC Rights") relating to the Beautiful Skin Centres, a group of Hong Kong day spas ("BSC"). We have begun to license the BSC concept at three former BSC facilities in Hong Kong under the name "Elemis Beautiful Skin Centres." We granted the right to operate these initial Elemis Beautiful Skin Centres to the entity that sold us the BSC Rights (the "Hong Kong Operator"). This entity owns 15% of our subsidiary that licenses rights to operate Elemis Beautiful Skin Centres. The three Elemis Beautiful Skin Centres offer a variety of high quality skin care treatments, similar to those offered to our shipboard customers. They also sell our Elemis products. Under our agreement with the Hong Kong Operator, we receive a percentage of the revenues generated by the centres. We will consider licensing rights to additional Elemis Beautiful Skin Centres outside of Hong Kong if we believe the circumstances to be appropriate.

EMPLOYEES

     As of March 1, 1999, Steiner Leisure had a total of 1,033 employees. Of that number, 884 worked on cruise ships, 29 worked at the Atlantis Spa, 31 were involved in the training of our personnel, 30 were involved in the bottling, distributing, warehousing and shipping of our beauty products and 59 represented management and sales personnel and support staff. Shipboard employees typically are employed under agreements with terms of eight months. Depending on the size of the vessel and the nature of the facilities on board, Steiner Leisure has one to three managers on board each ship we serve. Shipboard employees' compensation consists of salary plus a commission based on the volume of revenues generated by the employee. A manager's compensation is based on the performance of the team under the manager's supervision. None of our employees is covered by a collective bargaining agreement. Steiner Leisure believes that our relations with our employees are satisfactory.

     Personnel working at the Elemis Beautiful Skin Centres are employees of the Hong Kong Operator.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the directors and executive officers of Steiner Leisure and their respective ages and positions:

NAME                                  AGE                 POSITION
----                                  ---                 --------
Clive E. Warshaw....................  56    Chairman of the Board and Chief
                                              Executive Officer
Leonard I. Fluxman..................  40    President, Chief Operating Officer
                                              and a Director
Michele Steiner Warshaw.............  53    Executive Vice President and a
                                              Director
Amanda Jane Francis.................  32    Senior Vice President -- Operations
                                              of Steiner Transocean
Sean C. Harrington..................  32    Managing Director of Elemis Limited
Carl S. St. Philip, Jr..............  32    Vice President and Chief Financial
                                              Officer
Charles D. Finkelstein..............  46    Director
Jonathan D. Mariner.................  43    Director
Steven J. Preston...................  46    Director

     Clive E. Warshaw has served as our Chairman of the Board and Chief Executive Officer since November 1995. Mr. Warshaw joined Steiner Group Limited (now known as STGR Limited), our predecessor ("Steiner Group"), in 1982. Mr. Warshaw resides in The Bahamas. Mr. Warshaw is the husband of Michele Steiner Warshaw.

     Leonard I. Fluxman has served as our President and Chief Operating Officer since January 1999, and as a director since November 1995. From November 1995 through December 1998, he served as Chief Operating Officer and Chief Financial Officer of Steiner Leisure. Mr. Fluxman joined us in June 1994, in connection with our acquisition of Coiffeur Transocean (Overseas), Inc. ("CTO"). Mr. Fluxman served as CTO's Vice President -- Finance from January 1990 until June 1994, and as its Chief Operating Officer from June 1994 until November 1996.

     Michele Steiner Warshaw has served as a director of Steiner Leisure since November 1995 and served as our Senior Vice President -- Development from January 1996 until March 1997, when she was named Executive Vice President. Ms. Warshaw held a variety of positions with Steiner Group from 1967 until November 1995, including assisting in the design and development of shipboard facilities and services. Ms. Warshaw resides in The Bahamas. Ms. Warshaw is the wife of Clive E. Warshaw.

     Amanda Jane Francis has served as Senior Vice President -- Operations of our Steiner Transocean subsidiary since November 1995, and of Steiner Group from June 1994 until November 1995. From 1989 until June 1994, Ms. Francis was the Director of Training for Steiner Group. From 1982 until 1989, Ms. Francis held other land-based and shipboard positions with Steiner Group.

     Sean C. Harrington has served as Managing Director of our Elemis Limited subsidiary since January 1996. Mr. Harrington also oversees our United Kingdom operations and the Elemis Beautiful Skin Centre operations. From July 1993 through December 1995, he served as Sales Director, and from May 1991 until July 1993, as United Kingdom Sales Manager of Elemis Limited.


     Carl S. St. Philip, Jr. has served as Vice President and Chief Financial Officer of Steiner Leisure since January 1999. From July 1997 through December 1998, he served as our Vice President -- Finance. Since January 1997, Mr. St. Philip has served as Vice President -- Finance of our CT Maritime Services, L.C. subsidiary. Mr. St. Philip joined us in June 1994 when we acquired CTO. Mr. St. Philip served as Assistant Controller of CTO from June 1991 until June 1993, and as CTO's Controller from June 1993 until December 1996, when CTO was liquidated. Mr. St. Philip, a certified public accountant, was employed by Laventhol and Horwath from 1989 to 1991.


     Charles D. Finkelstein has served as a director of Steiner Leisure since February 1997. Since 1985, he has served as General Counsel, Secretary and a director of Faber Coe & Gregg, Inc., which operates shops offering gifts, sundries and newspapers and other publications in airports, train stations, hotels and other venues in various parts of the United States.

     Jonathan D. Mariner has served as a director of Steiner Leisure since February 1997. Since January 1999 he has served as Senior Vice President and Chief Financial Officer of the Florida Marlins Major League Baseball Club. He had been Vice President and Chief Financial Officer since February 1992. From February 1989 until February 1992, Mr. Mariner served as Vice President, Finance and Administration, for the Greater Miami Convention and Visitors Bureau.

     Steven J. Preston has served as a director of Steiner Leisure since April 1997. Since March 1997, Mr. Preston has served as an independent financial consultant. From 1974 through February 1997, Mr. Preston was with Arthur Andersen LLP ("Arthur Andersen"), including, from September 1985, as a tax partner. Since 1995, Arthur Andersen has provided tax advice to us and has served as our independent auditors. Mr. Preston was the partner in charge of Arthur Andersen's engagement to provide tax advice to us prior to his departure from that firm. Mr. Preston provides consulting services to us from time to time.

                                    TAXATION

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is the opinion of Kelley Drye & Warren LLP, a partnership including professional associations, with respect to material United States federal income tax ("Tax") consequences to a U.S. Holder (as defined below) of the ownership of common shares, subject to the limitations described below. This opinion relies on certain factual representations made by Steiner Leisure which Kelley Drye & Warren LLP has not verified independently. This opinion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations issued or proposed thereunder, and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to change at any time, possibly with retroactive effect, or to different interpretations.

     The following discussion is not intended to be a complete analysis of all potential Tax consequences to U.S. Holders, nor does it consider the effect of any foreign, state, local or other tax laws. This discussion applies only to U.S. Holders who hold common shares as "capital assets" within the meaning of Code section 1221. The discussion does not address the Tax considerations relevant to Steiner Leisure or those Tax considerations that depend upon the facts and circumstances specific to any particular U.S. Holder. Certain types of holders, including insurance companies, financial institutions, individual retirement and other tax deferred accounts, tax-exempt entities and dealers in securities, may be subject to special Tax rules not discussed below. The Tax consequences to the aforementioned holders may differ significantly from those summarized below.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, AS WELL AS ANY TAX CONSEQUENCES TO THEM UNDER ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

     For purposes of this discussion a "U.S. Holder" means a beneficial owner of common shares that is an individual citizen or resident of the United States, a corporation or partnership organized under the laws of the United States or of any state or political subdivision of the United States, an estate, trust or other person or entity whose income is includible in gross income for Tax purposes regardless of its source, or any other holder who is subject to Tax on a net income basis with respect to the common shares.

     DIVIDENDS. Subject to the discussion below, a distribution on common shares paid to a U.S. Holder, if any, will be taxed as ordinary dividend income to the extent such distribution is paid from Steiner Leisure's current or accumulated earnings and profits, as calculated under the Tax laws. Distributions in excess of Steiner Leisure's current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder's Tax basis in his, her or its common shares and then as capital gain. Dividends paid by Steiner Leisure, if any, generally will not be eligible for the dividends received deduction generally available to certain United States corporate shareholders under Code sections 243 and 245.

     SALE OR EXCHANGE OF COMMON SHARES. Subject to the discussion below, any gain or loss on the sale or exchange of common shares by a U.S. Holder will be capital gain or loss. If the U.S. Holder has held the common shares for more than one year at the time of sale or exchange, such gain or loss will be long-term capital gain or loss.

     PASSIVE FOREIGN INVESTMENT COMPANY. A foreign corporation generally is treated as a passive foreign investment company ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. Under the look-through rules, a foreign corporation that directly or indirectly owns at least 25%, by value, of the stock of another corporation (a "subsidiary") treats its proportionate share of the subsidiary's assets and income as held or received directly by the foreign corporation.

     Steiner Leisure expects that less than 75% of its annual gross income will be passive income and less than 50% of the value of its assets will be passive assets. The foregoing expectation is based on (i) application of the look-through rules, (ii) the nature of Steiner Leisure's current income and assets and those of its subsidiaries and (iii) the manner in which Steiner Leisure and its subsidiaries are anticipated to conduct their businesses in the future. If Steiner Leisure's expectations are correct, Steiner Leisure would not be a PFIC. Steiner Leisure further believes that it has not been a PFIC prior to this offering. However, there can be no assurance that Steiner Leisure will not be treated as a PFIC because of the potential for unanticipated changes in the nature of its income or assets in the future.

     If Steiner Leisure were to be treated as a PFIC, certain portions of distributions made by it to U.S. Holders and any gain realized by a U.S. Holder on the disposition of common shares would be treated as "excess distributions." In such event, the excess distributions must be ratably allocated to each day the U.S. Holder held the common shares. The portion of the excess distribution allocated to the year in which the excess distribution occurs and to periods prior to the first taxable year in which Steiner Leisure became a PFIC would be taxed as ordinary income. The portion of the excess distribution allocated to prior taxable years in which Steiner Leisure was a PFIC would be taxed at the highest rate in effect for each year to which such portion is allocated. The amount of tax so calculated would be subject to an interest charge as if it were an underpayment of tax for the year to which that portion of the excess distribution was allocated.

     A U.S. Holder could avoid the above tax treatment by electing to include annually in gross income his, her or its proportionate share of Steiner Leisure's ordinary earnings and net capital gain for the year, whether or not such amounts are actually distributed. By making this "Qualified Electing Fund" election ("QEF Election"), a U.S. Holder could further elect to defer paying the liability resulting from the QEF Election until Steiner Leisure actually distributes the amounts already included in income, but would be required to pay interest on the deferred tax liability until it is actually paid.

     As an alternative to the QEF election, a U.S. Holder could avoid the excess distribution and interest on deferred taxes rules by electing to mark the common shares to market. If this election were made, the U.S. Holder would take into account annually, as ordinary income or loss, the amount of any difference between the value of the common shares at the end of the taxable year and such Holder's adjusted basis for such shares. Losses would be allowed only to the extent of net mark-to-market gain included in income for prior years. Such an election would terminate if the common shares ceased to be regularly traded.

     CONTROLLED FOREIGN CORPORATION. A foreign corporation generally is treated as a controlled foreign corporation ("CFC") if more than 50% of its outstanding shares (by vote or value) are owned, directly, indirectly or constructively by United States shareholders who each own, directly, indirectly or constructively, 10% or more of the corporation's voting power ("10% Shareholders") on any day during the corporation's taxable year.

     Steiner Leisure believes that less than 50% of its outstanding shares are owned by 10% Shareholders. Steiner Leisure considers it unlikely that more than 50% of its outstanding shares are, and will be immediately after this offering, owned by 10% Shareholders. In that case Steiner Leisure would not be a CFC after this offering. However, no assurance can be given that Steiner Leisure will not be a CFC immediately after this offering or that Steiner Leisure will not become a CFC as a result of future changes in its ownership. If Steiner Leisure were to be treated as a CFC for an uninterrupted period of 30 days or more during a taxable year, each 10% Shareholder, as of the last day of such taxable year on which Steiner Leisure was a CFC, would be required to include in taxable income as a constructive dividend his, her or its pro-rata share of certain types of Steiner Leisure's undistributed income. In addition, if certain other conditions were met, we would not be a PFIC. U.S. Holders who are not 10% Shareholders would not suffer any adverse tax consequences if Steiner Leisure were a CFC.

     FOREIGN PERSONAL HOLDING COMPANY. A foreign corporation generally is treated as a foreign personal holding company ("FPHC") if (i) at any time during the taxable year, five or fewer individual citizens or residents of the United States directly or indirectly, own more than 50% of its outstanding stock (by vote or value) and (ii) at least 50% of its gross income is "foreign personal holding company income." Foreign personal holding company income generally includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

     Based on the current ownership of the common shares, the distribution of common shares in this offering and Mr. Warshaw's continued ownership of common shares after this offering, Steiner Leisure considers it unlikely that immediately after this offering, five or fewer United States citizens or residents who are individuals will own more than 50% of Steiner Leisure's outstanding shares. In that case, Steiner Leisure would not be a FPHC immediately after this offering. However, no assurance can be given that Steiner Leisure will not be a FPHC immediately after this offering or that Steiner Leisure will not become a FPHC as a result of future changes in its ownership. If Steiner Leisure were to be treated as a FPHC, each U.S. Holder, regardless of the percentage of outstanding common shares owned, would be required to include in income as a constructive dividend his, her or its pro rata share of Steiner Leisure's undistributed foreign personal holding company income.

     BACKUP WITHHOLDING. A U.S. Holder may be subject to backup withholding at a 31% rate on the gross proceeds of the disposition of common shares through the United States office of a broker, unless such U.S. Holder (i) furnishes a correct social security number or other taxpayer identification number ("TIN") certified as correct under penalties of perjury to the person subject to the requirement to backup withhold and complies with other applicable requirements or (ii) establishes that he, she or it comes within a category of recipients exempt from backup withholding, which includes corporations. In addition, effective for dividends paid on or after January 1, 2000, backup withholding will apply to certain dividends paid to U.S. Holders by certain foreign corporations. Presently, however, dividends paid by foreign corporations prior to that date are not subject to backup withholding. A U.S. Holder that does not properly provide its TIN may be subject to penalties. If backup withholding applies, the amount withheld is not an additional tax, but is credited against the U.S. Holder's Tax liability.

     FORM 5471. Any U.S. Holder who owns 10% or more of the total value or total voting power of Steiner Leisure's shares may be required to file IRS Form 5471 to report certain acquisitions or dispositions of shares of Steiner Leisure. Annual filing of IRS Form 5471 would be required of any U.S. Holder (i) owning, directly or indirectly, 10% or more in value of the shares of Steiner Leisure, if Steiner Leisure were treated as a FPHC; (ii) treated as a 10% Shareholder of Steiner Leisure, if Steiner Leisure were characterized as a CFC for an uninterrupted period of 30 days or more during the taxable year, or (iii) owning more than 50% of the voting power or value of the outstanding shares of Steiner Leisure for an uninterrupted period of 30 days or more during the taxable year.

CERTAIN BAHAMIAN AND OTHER TAX CONSIDERATIONS


     The following paragraph is the opinion of Harry B. Sands & Company, Bahamas counsel to Steiner Leisure. This opinion addresses the material Bahamian tax matters as they may relate to us and the holders of the common shares of Steiner Leisure, subject to the limitations described below. The discussion is not exhaustive and is based on Bahamian law currently in effect.


     The Bahamas does not impose any income, capital gains or withholding taxes. Neither Steiner Leisure nor its Bahamian subsidiaries will be subject to income tax in The Bahamas on an ongoing basis. The dividends paid on the common shares, if any, to holders thereof will not be subject to a Bahamian withholding tax. There presently is no tax treaty between The Bahamas and the United States.

     Our United Kingdom and United States subsidiaries are subject to taxation in their respective jurisdictions, including withholding tax with respect to any dividends paid to Steiner Leisure.

                              SELLING SHAREHOLDER

     The following table sets forth information regarding the beneficial ownership of common shares as of March 1, 1999 by Clive E. Warshaw, the selling shareholder, immediately prior to this offering, and as adjusted to reflect the sale of the shares offered by this prospectus.

                                                                             OWNERSHIP
                         OWNERSHIP PRIOR TO     SHARES BEING OFFERED         AFTER THIS
                        THIS OFFERING(1)(2)       IN THIS OFFERING         OFFERING(1)(3)
                       ----------------------   --------------------   ----------------------
NAME                    NUMBER     PERCENTAGE          NUMBER           NUMBER     PERCENTAGE
----                   ---------   ----------   --------------------   ---------   ----------
Clive E. Warshaw.....  4,471,115      26.7%          1,500,000         2,971,115      17.7%

-------------------------


(1) Includes a total of 155,855 common shares issuable to Mr. Warshaw upon exercise of options which are exercisable within 60 days after the date of this prospectus.


(2) Excludes 38,145 common shares issuable to Michele Steiner Warshaw, Mr. Warshaw's wife and the Executive Vice President of Steiner Leisure, upon exercise of options which are exercisable within 60 days after the date of this prospectus. Mr. Warshaw disclaims beneficial ownership of these shares.

(3) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, Mr. Warshaw would own 2,746,115 common shares after the offering, or approximately 16.4% of our outstanding common shares.


     Mr. Warshaw has indicated in a Schedule 13D filed with the Securities and Exchange Commission that he currently intends not to sell or otherwise transfer any additional common shares until at least January 1, 2002.


     Mr. Warshaw has served as the Chairman of the Board and Chief Executive Officer of Steiner Leisure since November 1995.

     From March 1, 1996, through October 1, 1996, Steiner Leisure made non-interest bearing loans in the aggregate amount of approximately $1,340,000 to entities owned, in part, by Mr. Warshaw. These loans were repaid in 1997.

                                  UNDERWRITING


     ING Baring Furman Selz LLC, Raymond James & Associates, Inc. and William Blair & Company, L.L.C. are acting as the Underwriters for this offering. The underwriters have severally agreed to purchase from the selling shareholder the number of common shares set forth opposite their names below, subject to the terms and conditions contained in the underwriting agreement by and among Steiner Leisure, the selling shareholder and the underwriters.



                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
ING Baring Furman Selz LLC..................................
Raymond James & Associates, Inc.............................
William Blair & Company, L.L.C..............................
                                                              ---------
  Total.....................................................  1,500,000
                                                              =========


     Under the underwriting agreement, the obligations of the underwriters to purchase the common shares are subject to certain conditions, including the approval by their counsel of certain legal matters. The underwriters must purchase all the common shares offered hereby if any are purchased.


     The underwriters propose initially to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers (including the underwriters) at the public
offering price less a concession not in excess of $          per share. The
underwriters may allow, and the dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the initial offering of the common shares, the underwriters may change the public offering price and other selling terms at any time without notice.


     The selling shareholder has granted to the underwriters an option to purchase from the selling shareholder up to 225,000 additional common shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts. This option is exercisable within 30 days after the date of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares as is proportionate to such underwriter's underwriting commitment as indicated in the table above.

     The following table shows the per share and total underwriting discounts to be paid to the underwriters by the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                          NO EXERCISE   FULL EXERCISE
                                                          -----------   -------------
Per share...............................................
Total...................................................


     The selling shareholder will pay all expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants), estimated to be approximately $424,280.


     The selling shareholder and Steiner Leisure have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     The selling shareholder has agreed that, for a period of 180 days from the date of this prospectus, he will not, directly or indirectly, offer to sell, sell, contract to sell or otherwise sell or dispose of any of his common shares or options or warrants to acquire common shares without the prior written consent of ING Baring Furman Selz LLC. Steiner Leisure also has agreed not to sell any common shares for a period of 90 days from the date of this prospectus without the prior written consent of ING Baring Furman Selz LLC, except that we may, without such consent, grant options or shares pursuant to our option plans.

     ING Baring Furman Selz LLC advises the Company regarding potential acquisitions. Steiner Leisure has verbally agreed to pay ING Baring Furman Selz LLC customary compensation if an acquisition is consummated and to reimburse ING Baring Furman Selz LLC for their out-of-pocket expenses.

     Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the common shares in any jurisdiction where action for that purpose is required. The common shares may not be offered or sold in any other jurisdiction unless we and the underwriters comply with the applicable rules and regulations in that jurisdiction. Persons considering a purchase of common shares pursuant to this prospectus should inform themselves about and comply with any restrictions relating to the offering of the common shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any common shares offered hereby in any jurisdiction in which an offer or solicitation is unlawful.

     In connection with this offering, the underwriters and selling group members (if any) who are qualified market makers on Nasdaq may engage in passive market making transactions in the common shares on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 prior to the commencement of the offering. Passive market makers must comply with applicable volume and price limitations and must identify themselves as passive market makers when making bids. In general, a passive market maker's bid may not exceed the highest independent bid for the common shares. If all independent bids are reduced below the passive market maker's bid, the passive market maker must reduce its bid when it exceeds certain purchase limits.


     The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions are bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress. Stabilizing bids may not exceed a specified maximum. Covering transactions are purchases of common shares in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit ING Baring Furman Selz LLC, on behalf of the underwriters, to reclaim a discount from an underwriter or dealer participating in the offering when the securities originally sold by that participant are purchased in a covering transaction to cover short positions. Stabilizing transactions, covering transactions and penalty bids may cause the price of the common shares to be higher than it otherwise would be in the absence of these transactions. These transactions may be effected on the Nasdaq Stock Market or otherwise and may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the common shares offered hereby will be passed upon for the selling shareholder by Harry B. Sands & Company, Nassau, The Bahamas, Bahamas Counsel to Steiner Leisure. Certain legal matters in connection with this offering will be passed upon for us by Kelley Drye & Warren LLP, a limited liability partnership including professional associations, New York, New York and Washington, D.C. Certain legal matters will be passed upon for the underwriters by Fulbright & Jaworski L.L.P, New York, New York.

                                    EXPERTS

     The financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2

Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-3

Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................  F-4

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............  F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................  F-6

Notes to Consolidated Financial Statements..................  F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Steiner Leisure Limited and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Steiner Leisure Limited (a Bahamian international business company) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steiner Leisure Limited and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
  February 23, 1999.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                            -------------------------
                                                               1997          1998
                                                            -----------   -----------
                      ASSETS
CURRENT ASSETS:
Cash and cash equivalents.................................  $12,335,000   $10,058,000
Marketable securities.....................................   12,017,000    21,782,000
Accounts receivable.......................................    3,980,000     4,832,000
Inventories...............................................    4,949,000     8,002,000
Other current assets......................................      958,000     1,142,000
                                                            -----------   -----------
  Total current assets....................................   34,239,000    45,816,000
                                                            -----------   -----------
PROPERTY AND EQUIPMENT, net...............................    2,285,000     5,840,000
                                                            -----------   -----------
OTHER ASSETS:
Trademarks and product formulations, net..................      190,000       290,000
License rights, net.......................................       31,000       740,000
Other.....................................................      392,000       968,000
                                                            -----------   -----------
  Total other assets......................................      613,000     1,998,000
                                                            -----------   -----------
  Total assets............................................  $37,137,000   $53,654,000
                                                            ===========   ===========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable..........................................  $ 1,901,000   $ 2,641,000
Accrued expenses..........................................    5,941,000     6,434,000
Current portion of capital lease obligations..............       68,000        21,000
Income taxes payable......................................      685,000       848,000
                                                            -----------   -----------
  Total current liabilities...............................    8,595,000     9,944,000
                                                            -----------   -----------
CAPITAL LEASE OBLIGATIONS, net of current portion.........       29,000            --
                                                            -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST.........................................           --        19,000
                                                            -----------   -----------
SHAREHOLDERS' EQUITY:
Preferred shares, $.01 par value; 10,000,000 shares
  authorized, none issued and outstanding.................           --            --
Common shares, $.01 par value; 20,000,000 shares
  authorized, 16,239,000 shares issued and outstanding at
  December 31, 1997 and 16,603,000 shares issued at
  December 31, 1998.......................................      162,000       166,000
Additional paid-in capital................................   10,675,000    12,790,000
Accumulated other comprehensive income....................      171,000       440,000
Retained earnings.........................................   17,505,000    35,181,000
Treasury shares, at cost, 313,000 shares in 1998..........           --    (4,886,000)
                                                            -----------   -----------
  Total shareholders' equity..............................   28,513,000    43,691,000
                                                            -----------   -----------
  Total liabilities and shareholders' equity..............  $37,137,000   $53,654,000
                                                            ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31,
                                           ----------------------------------------
                                              1996          1997           1998
                                           -----------   -----------   ------------
REVENUES:
Services.................................  $43,122,000   $50,113,000   $ 59,741,000
Products.................................   26,458,000    33,863,000     41,647,000
                                           -----------   -----------   ------------
  Total revenues.........................   69,580,000    83,976,000    101,388,000
                                           -----------   -----------   ------------
COST OF SALES:
Cost of services.........................   33,446,000    39,085,000     46,142,000
Cost of products.........................   18,699,000    23,110,000     28,227,000
                                           -----------   -----------   ------------
  Total cost of sales....................   52,145,000    62,195,000     74,369,000
                                           -----------   -----------   ------------
  Gross profit...........................   17,435,000    21,781,000     27,019,000
                                           -----------   -----------   ------------
OPERATING EXPENSES:
Administrative...........................    3,396,000     3,862,000      4,801,000
Salary and payroll taxes.................    3,973,000     4,344,000      4,979,000
Amortization of CTO intangibles..........    2,477,000     1,089,000             --
                                           -----------   -----------   ------------
  Total operating expenses...............    9,846,000     9,295,000      9,780,000
                                           -----------   -----------   ------------
  Income from operations.................    7,589,000    12,486,000     17,239,000
                                           -----------   -----------   ------------
OTHER INCOME (EXPENSE):
Interest income..........................      137,000       908,000      1,627,000
Gains on sale of marketable securities...           --        16,000        118,000
Interest expense.........................     (305,000)      (16,000)        (8,000)
                                           -----------   -----------   ------------
  Total other income (expense)...........     (168,000)      908,000      1,737,000
                                           -----------   -----------   ------------
  Income before provision for income
     taxes and minority interest.........    7,421,000    13,394,000     18,976,000
                                           -----------   -----------   ------------
PROVISION FOR INCOME TAXES:
Current..................................    1,750,000     1,147,000      1,296,000
Deferred.................................           --            --             --
Nonrecurring.............................    3,200,000            --             --
                                           -----------   -----------   ------------
  Total provision for income taxes.......    4,950,000     1,147,000      1,296,000
                                           -----------   -----------   ------------
  Income before minority interest........    2,471,000    12,247,000     17,680,000
MINORITY INTEREST........................           --            --         (4,000)
                                           -----------   -----------   ------------
Net income...............................  $ 2,471,000   $12,247,000   $ 17,676,000
                                           ===========   ===========   ============
EARNINGS PER COMMON SHARE:
Basic....................................  $      0.17   $      0.76   $       1.08
                                           ===========   ===========   ============
Diluted..................................  $      0.17   $      0.73   $       1.04
                                           ===========   ===========   ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                  NUMBER                                              ACCUMULATED
                                                    OF                  ADDITIONAL                       OTHER
                                                  COMMON      COMMON      PAID-IN     SUBSCRIPTION   COMPREHENSIVE    RETAINED
                                                  SHARES      SHARES      CAPITAL      RECEIVABLE       INCOME        EARNINGS
                                                ----------   --------   -----------   ------------   -------------   -----------
BALANCE, DECEMBER 31, 1995....................  14,337,000   $143,000   $   644,100      $(100)        $     --      $ 2,787,000
Net income....................................          --        --             --         --               --        2,471,000
Foreign currency translation adjustment.......          --        --             --         --          218,000               --
Comprehensive income..........................          --        --             --         --               --               --
Collection of subscription receivable.........          --        --           (100)       100               --               --
Net proceeds from sale of common shares.......   1,863,000    19,000      9,685,000         --               --               --
Share options issued to non-employees.........          --        --        113,000         --               --               --
                                                ----------   --------   -----------      -----         --------      -----------
BALANCE, DECEMBER 31, 1996....................  16,200,000   162,000     10,442,000         --          218,000        5,258,000
Net income....................................          --        --             --         --               --       12,247,000
Foreign currency translation adjustment.......          --        --             --         --          (80,000)              --
Unrealized gain on marketable securities......          --        --             --         --           33,000               --
Comprehensive income..........................          --        --             --         --               --               --
Issuance of common shares in connection with
  exercise of share options...................      39,000        --        226,000         --               --               --
Share options issued to non-employee..........          --        --          7,000         --               --               --
                                                ----------   --------   -----------      -----         --------      -----------
BALANCE, DECEMBER 31, 1997....................  16,239,000   162,000     10,675,000         --          171,000       17,505,000
Net income....................................          --        --             --         --               --       17,676,000
Foreign currency translation adjustment.......          --        --             --         --           (1,000)              --
Unrealized gain on marketable securities......          --        --             --         --          270,000               --
Comprehensive income..........................          --        --             --         --               --               --
Issuance of common shares in connection with
  exercise of share options...................     364,000     4,000      2,115,000         --               --               --
Purchases of treasury shares..................          --        --             --         --               --               --
                                                ----------   --------   -----------      -----         --------      -----------
BALANCE, DECEMBER 31, 1998....................  16,603,000   $166,000   $12,790,000      $  --         $440,000      $35,181,000
                                                ==========   ========   ===========      =====         ========      ===========


                                                 TREASURY
                                                   STOCK         TOTAL
                                                -----------   -----------
BALANCE, DECEMBER 31, 1995....................  $        --   $ 3,574,000
Net income....................................           --     2,471,000
Foreign currency translation adjustment.......           --       218,000
                                                              -----------
Comprehensive income..........................           --     2,689,000
Collection of subscription receivable.........           --            --
Net proceeds from sale of common shares.......           --     9,704,000
Share options issued to non-employees.........           --       113,000
                                                -----------   -----------
BALANCE, DECEMBER 31, 1996....................           --    16,080,000
Net income....................................           --    12,247,000
Foreign currency translation adjustment.......           --       (80,000)
Unrealized gain on marketable securities......           --        33,000
                                                              -----------
Comprehensive income..........................           --    12,200,000
Issuance of common shares in connection with
  exercise of share options...................           --       226,000
Share options issued to non-employee..........           --         7,000
                                                -----------   -----------
BALANCE, DECEMBER 31, 1997....................           --    28,513,000
Net income....................................           --    17,676,000
Foreign currency translation adjustment.......           --        (1,000)
Unrealized gain on marketable securities......           --       270,000
                                                              -----------
Comprehensive income..........................           --    17,945,000
Issuance of common shares in connection with
  exercise of share options...................           --     2,119,000
Purchases of treasury shares..................   (4,886,000)   (4,886,000)
                                                -----------   -----------
BALANCE, DECEMBER 31, 1998....................  $(4,886,000)  $43,691,000
                                                ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1996          1997          1998
                                            -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................  $ 2,471,000   $12,247,000   $17,676,000
Adjustments to reconcile net income to net
  cash provided by operating activities
  Depreciation and amortization...........    3,075,000     1,819,000     1,009,000
  Accretion of debt discount..............      177,000            --            --
  Gain on sale of marketable securities...           --       (16,000)     (118,000)
  Share options issued to nonemployees....      113,000         7,000            --
  Minority interest.......................           --            --         4,000
  (Increase) decrease in
     Accounts receivable..................      434,000      (607,000)     (843,000)
     Inventories..........................   (1,874,000)      206,000    (3,044,000)
     Other current assets.................     (508,000)     (148,000)     (183,000)
     Other assets.........................      166,000      (363,000)     (572,000)
  Increase (decrease) in
     Accounts payable.....................      317,000      (115,000)      735,000
     Accrued expenses.....................      792,000     2,217,000       381,000
     Minority interest....................           --            --        15,000
     Income taxes payable.................    3,835,000    (3,670,000)      159,000
                                            -----------   -----------   -----------
Net cash provided by operating
  activities..............................    8,998,000    11,577,000    15,219,000
                                            -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities........           --   (33,804,000)  (37,221,000)
Proceeds from maturities of marketable
  securities..............................           --    11,890,000    13,163,000
Proceeds from the sale of marketable
  securities..............................           --     9,929,000    14,681,000
Capital expenditures......................     (215,000)     (800,000)   (4,504,000)
Acquisition of trademarks, product
  formulations and franchise rights.......           --            --      (765,000)
Acquisitions, net of cash acquired........      105,000            --            --
Advances to related parties...............   (2,973,000)           --            --
Collection of advances to related
  parties.................................    3,164,000            --            --
                                            -----------   -----------   -----------
Net cash (used in) provided by investing
  activities..............................       81,000   (12,785,000)  (14,646,000)
                                            -----------   -----------   -----------

                                  (Continued)

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                                                    YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1996          1997          1998
                                            -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations.....  $  (115,000)  $  (100,000)  $   (85,000)
Payments on long-term debt................   (5,679,000)     (217,000)           --
Payments on advances from related
  parties.................................     (894,000)           --            --
Purchases of treasury shares..............           --            --    (4,886,000)
Net proceeds from sale of common shares...    9,704,000            --            --
Net proceeds from share option
  exercises...............................           --       226,000     2,119,000
                                            -----------   -----------   -----------
Net cash provided by (used in) financing
  activities..............................    3,016,000       (91,000)   (2,852,000)
                                            -----------   -----------   -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...      133,000         9,000         2,000
                                            -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.............................   12,228,000    (1,290,000)   (2,277,000)
CASH AND CASH EQUIVALENTS, beginning of
  period..................................    1,397,000    13,625,000    12,335,000
                                            -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, end of
  period..................................  $13,625,000   $12,335,000   $10,058,000
                                            ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the year for
     Interest.............................  $   178,000   $    19,000   $     8,000
                                            ===========   ===========   ===========
     Income taxes.........................  $ 1,080,000   $ 4,692,000   $ 1,137,000
                                            ===========   ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION:

     Steiner Leisure Limited (including its subsidiaries where the context requires, the "Company") provides spa services and skin and hair care products to passengers on board cruise ships worldwide. The Company, incorporated in the Bahamas, commenced operations effective November 1995 with the contributions of substantially all of the assets and certain of the liabilities of the Maritime Division (the "Maritime Division") of Steiner Group Limited, now known as STGR Limited ("Steiner Group"), a U.K. company and an affiliate of the Company, and all of the outstanding common stock of Coiffeur Transocean (Overseas), Inc. ("CTO"), a Florida corporation and a wholly owned subsidiary of Steiner Group. The contributions of the net assets of the Maritime Division and CTO were recorded at historical cost in a manner similar to a pooling of interests.


     In January 1998, the Company acquired for $675,000 the intellectual property (the "BSC Rights") relating to the Beautiful Skin Centres, a group of Hong Kong day spas ("BSC"). The Company has begun to license the BSC concept at three former BSC facilities in Hong Kong under the name "Elemis Beautiful Skin Centres." The Company granted the right to operate these initial Elemis Beautiful Skin Centres to the entity that sold the Company the BSC Rights. That entity owns 15% of EBSC International Limited, a Bahamas subsidiary of the Company that licenses rights to operate Elemis Beautiful Skin Centres ("EBSC").


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) PRINCIPLES OF CONSOLIDATION --

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest represents the minority shareholder's proportional share of the net assets of EBSC.

(b) CASH AND CASH EQUIVALENTS --

     The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 1997 and 1998, cash and cash equivalents include interest-bearing deposits of $11,530,000 and $5,113,000, respectively.

(c) MARKETABLE SECURITIES --

     Marketable securities consist of investment grade commercial paper. The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, accordingly, all such instruments are classified as "available for sale" securities which are reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(d) INVENTORIES --

     Inventories, consisting principally of beauty products, are stated at the lower of cost (first-in, first-out) or market. Inventories consist of the following:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1997         1998
                                                          ----------   ----------
Finished goods..........................................  $3,805,000   $6,205,000
Raw materials...........................................   1,144,000    1,797,000
                                                          ----------   ----------
                                                          $4,949,000   $8,002,000
                                                          ==========   ==========

(e) PROPERTY AND EQUIPMENT --


     Property and equipment are recorded at cost. Depreciation is provided for over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the respective leases and the estimated useful lives of the respective assets.


(f) REVENUE RECOGNITION --


     The Company recognizes revenues earned as services are provided and as products are sold. License revenues consist of license fees, which are typically collected upon execution of an area development and/or franchise agreement, and license royalties, based upon gross sales. License fees are initially recorded as deferred franchise fee income and are recognized in earnings when licensed locations are opened. License revenues were $106,000 in 1998 and are included in services revenues in the accompanying consolidated statements of operations.


(g) AMORTIZATION --

     The acquired intangible assets of CTO were amortized on a straight-line basis over a three-year period that ended on June 1, 1997. This period represented the approximate remaining life of CTO's cruise line agreements.

     Other assets include the cost of trademark registrations and product formulations in connection with the Company's investment in Elemis Limited, and the intellectual property represented by rights acquired by the Company in connection with its investment in the BSC Rights. Costs relating to such trademark registrations, product formulations and rights are amortized on the straight-line method over the estimated lives of those respective costs (ranging from 15 to 30 years). Amortization of the license rights acquired in connection with the EBSC investment commenced in April 1998, the month of the effective date of the first area development agreement entered into by EBSC.

(h) INCOME TAXES --

     The Company files separate tax returns for its U.S. subsidiaries. In addition, the Company's foreign subsidiaries file income tax returns in their respective countries of

                    STEINER LEISURE LIMITED AND SUBSIDIARIES incorporation, where required. The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. SFAS No. 109 permits the recognition of deferred tax assets. Deferred income tax provisions and benefits are based on the changes to the asset or liability from period to period.

     In November 1996, the Company liquidated CTO. As a result, CTO's functions were assumed by the Company and its cruise line agreements were assigned to the Company. The liquidation of CTO was a taxable transaction. CTO was treated as if it had sold all of its assets at fair value on the date of distribution of these assets to the Company. Based on the value of the assets of CTO as determined by an independent appraiser, CTO's U.S. income tax liability resulting from the liquidation was approximately $3.2 million. This amount has been reflected as a nonrecurring component of the provision for income taxes in the Company's 1996 consolidated statement of operations. The entire $3.2 million estimated tax liability was paid during the first quarter of 1997.

(i) TRANSLATION OF FOREIGN CURRENCIES --

     Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the accumulated other comprehensive income section of the consolidated balance sheets. Foreign currency gains and losses resulting from transactions, including intercompany transactions, are included in results of operations.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(j) EARNINGS PER SHARE --

     Basic earnings per share is computed by dividing the net income available to shareholders by the weighted average number of outstanding common shares. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common share equivalents such as share options. The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is as follows for the years ended December 31:


                                                  1996         1997         1998
                                               ----------   ----------   ----------
Weighted average shares outstanding used in
  calculating basic earnings per share.......  14,556,000   16,202,000   16,401,000
Dilutive common share equivalents............     128,000      491,000      559,000
                                               ----------   ----------   ----------
Weighted average common and common equivalent
  shares used in calculating diluted earnings
  per share..................................  14,684,000   16,693,000   16,960,000
                                               ==========   ==========   ==========
Options outstanding which are not included in
  the calculation of diluted earnings per
  share because their impact is
  antidilutive...............................          --      369,000      189,000
                                               ==========   ==========   ==========


(k) USE OF ESTIMATES --

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) FAIR VALUE OF FINANCIAL INSTRUMENTS --

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, other current assets, other assets, accrued expenses and accounts payable are reflected in the accompanying consolidated financial statements at cost, which approximates fair value.

(m) STOCK-BASED COMPENSATION --

     The Company follows the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") in accounting for stock-based transactions with nonemployees and, accordingly, records compensation expense in the consolidated statements of operations for such transactions. The Company continues to apply the provisions of APB 25 for transactions with employees, as permitted by SFAS 123.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(n) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS --


     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. The Company adopted SOP 98-1 prospectively effective January 1, 1999. Management does not believe that the adoption of SOP 98-1 will have a material effect on the Company's financial position or results of operations.


     In April 1998, the ACSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 effective January 1, 1999. Management does not believe that the adoption of SOP 98-5 will have a material effect on the Company's financial position or results of operations.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual and interim financial reports to shareholders. It also establishes standards for related disclosures about an enterprise's business segments, products, services, geographic areas and major customers. SFAS No. 131, which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers, requires that a public company report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. The Company adopted SFAS No. 131 effective December 31, 1998. Management operates the business of the Company as a single segment. As a result, no additional disclosure was required.

(3) PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                  DECEMBER 31,
                                              USEFUL LIFE   -------------------------
                                               IN YEARS        1997          1998
                                              -----------   -----------   -----------
Furniture and fixtures......................      5-7       $   307,000   $   350,000
Computers and equipment.....................      3-8         1,635,000     2,829,000
Leasehold improvements......................      3-5         3,119,000     6,340,000
                                                  ---       -----------   -----------
                                                              5,061,000     9,519,000
Less: Accumulated depreciation and
  amortization..............................                 (2,776,000)   (3,679,000)
                                                            -----------   -----------
                                                            $ 2,285,000   $ 5,840,000
                                                            ===========   ===========

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(4) ACCRUED EXPENSES:

     Accrued expenses consist of the following:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1997         1998
                                                          ----------   ----------
Operative commissions...................................  $1,059,000   $1,387,000
Guaranteed minimum rentals..............................   2,235,000    2,144,000
Bonuses.................................................     769,000      910,000
Staff shipboard accommodations..........................     227,000      326,000
Other...................................................   1,651,000    1,667,000
                                                          ----------   ----------
                                                          $5,941,000   $6,434,000
                                                          ==========   ==========

(5) CAPITAL LEASE OBLIGATIONS:

     Assets under capital leases include office equipment and onboard massage and exercise equipment. The future minimum lease payments under capital leases and the present value of the net minimum lease payments become due in 1999.

(6) SHAREHOLDERS' EQUITY:

     In November 1996, the Company completed an initial public offering of 11,468,790 of its common shares of which 1,863,000 shares were sold by the Company and 9,605,790 shares were sold by a shareholder of the Company. The offering price was $5.778 per share and the proceeds to the Company, net of the underwriters' discount and other direct costs, were approximately $9,704,000.


     Effective October 24, 1997 and April 28, 1998, the Board of Directors of the Company approved three-for-two share splits of the Company's common shares, effected as share dividends, effective for shareholders of record as of October 13, 1997 and April 14, 1998, respectively. These share splits have been retroactively reflected in the accompanying consolidated financial statements for all periods presented.


(7) INCOME TAXES:

     The provision for income taxes consists of the following:

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ----------   ----------   ----------
U.S. Federal.................................  $3,816,000   $  447,000   $  484,000
U.S. State...................................     332,000       57,000       75,000
U.K..........................................     802,000      643,000      737,000
                                               ----------   ----------   ----------
                                               $4,950,000   $1,147,000   $1,296,000
                                               ==========   ==========   ==========

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

     A reconciliation of the difference between the expected provision for income taxes using the U.S. federal tax rate and the Company's actual provision is as follows:


                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ----------   ----------   ----------
Provision using statutory U.S. federal tax
  rate.......................................  $2,597,000   $4,688,000   $6,640,000
Income earned in jurisdictions not subject to
  income taxes...............................  (1,600,000)  (3,990,000)  (5,318,000)
Amortization of intangibles..................     753,000      381,000           --
Nonrecurring provision related to the
  liquidation of CTO.........................   3,200,000           --           --
Meals and entertainment......................       3,000        5,000           --
Effect of state income taxes.................      46,000       38,000       50,000
Other........................................     (49,000)      25,000      (76,000)
                                               ----------   ----------   ----------
                                               $4,950,000   $1,147,000   $1,296,000
                                               ==========   ==========   ==========


(8) COMPREHENSIVE INCOME:

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in financial statements. The components of the Company's comprehensive income are as follows:

                                              FOREIGN       UNREALIZED      ACCUMULATED
                                              CURRENCY       GAINS ON          OTHER
                                            TRANSLATION     MARKETABLE     COMPREHENSIVE
                                             ADJUSTMENT     SECURITIES        INCOME
                                            ------------   -------------   -------------
Balance, December 31, 1996................    $218,000       $     --        $218,000
Current-period activity...................     (80,000)        33,000         (47,000)
                                              --------       --------        --------
Balance, December 31, 1997................     138,000         33,000         171,000
Current-period activity...................      (1,000)       270,000         269,000
                                              --------       --------        --------
Balance, December 31, 1998................    $137,000       $303,000        $440,000
                                              ========       ========        ========

     Amounts reclassified are as follows:

Unrealized holding gains arising during 1997                  $ 49,000
Less: reclassification adjustment for gains included in net
  income....................................................   (16,000)
                                                              --------
Unrealized gains on marketable securities...................  $ 33,000
                                                              ========
Unrealized holding gains arising during 1998................  $421,000
Less: reclassification adjustment for gains included in net
  income....................................................  (118,000)
                                                              --------
Unrealized gains on marketable securities...................  $303,000
                                                              ========

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(9) COMMITMENTS AND CONTINGENCIES:

(a) CRUISE LINE AGREEMENTS --

     The Company has entered into agreements of varying terms with the cruise lines. These agreements provide for the Company to pay the cruise lines rent for use of their shipboard facilities as well as for staff shipboard meals and accommodations. Rental amounts are based on a percentage of revenue, a minimum annual rental or a combination of both. Some of the minimum annual rentals are calculated as a flat dollar amount on an annual basis while others are based upon minimum passenger per diems for passengers actually embarked on each cruise of the respective vessel. Staff shipboard meals and accommodations are charged by the cruise lines on a per staff per day basis. The Company recognizes all expenses related to cruise line rents, minimum guarantees and staff shipboard meals and accommodations, generally at the completion of a cruise, as they are incurred. For cruises in process at period end, accrual is made to record such expenses in a manner that approximates a pro-rata basis. In addition, staff-related expenses such as shipboard employee commissions are recognized in the same manner. Pursuant to agreements that provide for minimum annual rentals, the Company has guaranteed the following amounts as of December 31, 1998:

YEAR                                                            AMOUNT
----                                                          -----------
1999........................................................  $20,682,000
2000........................................................   16,937,000
2001........................................................   14,388,000
2002........................................................    2,894,000
2003........................................................      400,000
Thereafter..................................................    2,050,000
                                                              -----------
                                                              $57,351,000
                                                              ===========

(b) OPERATING LEASES --

     The Company leases office and warehouse space as well as office equipment and automobiles under operating leases. The Company incurred approximately $367,000, $334,000 and $403,000 in rental expense under noncancelable operating leases in 1996, 1997 and 1998, respectively.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

     Minimum annual commitments under operating leases at December 31, 1998 are as follows:

YEAR                                                            AMOUNT
----                                                          -----------
1999........................................................  $   324,000
2000........................................................      214,000
2001........................................................      164,000
2002........................................................      134,000
2003........................................................       76,000
Thereafter..................................................      271,000
                                                              -----------
                                                              $ 1,183,000
                                                              ===========

(c) EMPLOYMENT AND CONSULTING AGREEMENTS --


     The Company entered into employment agreements, effective as of January 1, 1996 and as amended in December 1997 and March 1998, with its executive officers. The agreements provide for minimum annual base salaries and annual incentive bonuses in amounts up to the base salaries based on the Company's attainment of certain targeted earnings levels. The earnings levels are required to be approved for such purpose by the Compensation Committee of the Board of Directors of the Company. The Company incurred approximately $1,514,000, $1,621,000 and $1,865,000 in compensation expense under these employment agreements in 1996, 1997 and 1998, respectively.


     Future minimum annual commitments under the Company's employment and consulting agreements at December 31, 1998 are as follows:

YEAR                                                            AMOUNT
----                                                          ----------
1999........................................................  $1,210,000
2000........................................................   1,110,000
2001........................................................     965,000
2002........................................................      30,000
2003........................................................      30,000
Thereafter..................................................      83,000
                                                              ----------
                                                              $3,428,000
                                                              ==========

     The Company had a consulting agreement with the former shareholder of CTO which provided for annual payments of $150,000 for a period of three years, commencing June 3, 1994. The 1997 obligation with respect to the final annual payment of $150,000 was paid by Steiner Group.

(d) PRODUCT SUPPLY AGREEMENT --

     The Company has an agreement, which extends to 2001, with its principal supplier of raw materials for its products pursuant to which the Company will purchase its raw materials requirements. Such agreement provides for no specific minimum commitments.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(e) CONSTRUCTION COMMITMENT --

     The Company has committed to spend approximately $1.5 million in 1999 in connection with the construction of the spa at the Atlantis Resort.

(f) PRODUCT LIABILITY --

     The nature and use of the Company's products and services could give rise to product liability or other claims if a customer were injured while receiving one of the Company's services or suffered adverse reactions following the use of its products. Adverse reactions could be caused by various factors beyond the Company's control, including hypoallergenic sensitivity and the possibility of malicious tampering with its products. If any of these events occurred, the Company could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales.

(10) RELATED PARTY TRANSACTIONS:

     Effective December 1995, the Company's principal shareholder contributed certain rights with respect to formulations for lines of products sold by the Company. The rights were purchased from an unrelated third party by that shareholder. The formulations were used exclusively in the manufacture of the Company's products. The contribution of these product formulation rights was recorded at their historical cost of $219,000, the negotiated purchase price of said product formulation rights between the unrelated parties. These other assets are being amortized over a period of 15 years, the estimated life of the underlying assets, representing the estimated period over which the related products will be sold by the Company.

     Notes Payable to Related Parties were non-interest bearing and were repaid during 1997.

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

(11) SHARE OPTIONS:

     The Company has reserved 1,620,000 of its common shares for issuance under its 1996 Share Option and Incentive Plan and 185,625 of its common shares for issuance under its Non-Employee Directors' Share Option Plan (the "Plans"). Under the Plans, incentive share options are available to employees and nonqualified share options may be granted to consultants, directors or employees of the Company. The terms of each option agreement are determined by the Compensation Committee of the Board of Directors. The exercise price of incentive share options may not be less than fair market value at the date of grant and their terms may not exceed ten years. The exercise price of nonqualified share options is determined by the Compensation Committee of the Board of Directors and their terms may not exceed ten years. The following table presents a summary of share option activity as of December 31:

                                                             OPTION PRICE PER SHARE
                                                 NUMBER     ------------------------
                                                OF SHARES    LOW    HIGH    WEIGHTED
                                                ---------   -----   -----   --------
Outstanding, December 31, 1996................    767,373    5.78    5.78     5.78
                                                ---------
  Granted.....................................    569,257    8.72   25.73    18.34
  Exercised...................................    (39,227)   5.78    5.78     5.78
  Canceled....................................       (750)  10.56   10.56    10.56
                                                ---------
Outstanding, December 31, 1997................  1,296,653    5.78   25.73    11.29
                                                ---------
  Granted.....................................    274,040   25.00   34.54    31.99
  Exercised...................................   (374,650)   5.78   10.61     6.54
  Canceled....................................     (7,980)  10.56   34.54    30.03
                                                ---------
Outstanding, December 31, 1998................  1,188,063    5.78   34.54    17.44
                                                ---------

                    STEINER LEISURE LIMITED AND SUBSIDIARIES

     Additional information regarding options outstanding at December 31, 1998 is as follows:

                            OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
    RANGE OF       --------------------------------------   -----------------------
  EXERCISABLE        NUMBER        WEIGHTED      WEIGHTED     NUMBER       WEIGHTED
     PRICES        OUTSTANDING      AVERAGE      AVERAGE    EXERCISABLE    AVERAGE
----------------      AS OF       CONTRACTUAL    EXERCISE      AS OF       EXERCISE
 LOW       HIGH     12/31/98         LIFE         PRICE      12/31/98       PRICE
 ---      ------   -----------    -----------    --------   -----------    --------
$ 5.78    $ 5.78      412,956        7.86         $ 5.78      175,953       $ 5.78
  8.72      8.72        2,682        8.12           8.72        2,682         8.72
 10.56     10.56      126,750        8.22          10.56        3,450        10.56
 12.22     12.22        8,439        8.43          12.22        8,439        12.22
 12.42     12.42          675        8.58          12.42           75        12.42
 20.58     25.73      324,001        8.93          23.17       81,000        20.58
 18.13     18.13       45,000        8.98          18.13       11,250        18.13
 34.54     34.54      188,775        9.24          34.54           --           --
 29.92     29.92        9,189        9.49          29.92           --           --
 25.50     25.50       12,625        9.88          25.50           --           --
 25.00     25.00       56,971        9.91          25.00           --           --
------    ------    ---------        ----         ------      -------       ------
$ 5.78    $34.54    1,188,063        8.59         $17.44      282,849       $10.79
======    ======    =========        ====         ======      =======       ======

     The Company applies APB Opinion 25 and related interpretations in accounting for options granted to employees. Accordingly, no compensation cost has been recognized related to such grants. Had compensation cost for the Company's shares been based on fair value at the grant dates for awards under the Plans consistent with the methodologies of SFAS 123, the Company's 1997 net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                             1997          1998
                                                          -----------   -----------
Net income................................  As reported   $12,247,000   $17,676,000
                                            Pro forma     $11,442,000   $14,106,000
Diluted earnings per share................  As reported   $       .73   $      1.04
                                            Pro forma     $       .69   $       .83

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions: expected volatility of 37.8% and 61.0% for 1997 and 1998, respectively, risk-free interest rate of 6.0%, expected dividends of $0 and expected term of 5 years.

     In 1996, the Company recorded expense of $113,000 related to 37,500 share options granted to a nonemployee of the Company. In determining the expense to be recorded, the Company applied the Black-Scholes model using the following assumptions: expected volatility of 25%, risk-free interest rate of 6%, expected dividends of $0 and expected term of 5 years.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO BUY ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where You Can Find More
  Information.......................    2
Certain Information About This
  Prospectus........................    2
Cautionary Note Regarding Forward-
  Looking Statements................    3
Prospectus Summary..................    4
Risk Factors........................    9
Selected Consolidated Financial
  Data..............................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   19
Business............................   26
Management..........................   36
Taxation............................   38
Selling Shareholder.................   42
Underwriting........................   43
Legal Matters.......................   45
Experts.............................   45
Financial Statements................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
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                                1,500,000 SHARES
                                     (LOGO)

                            STEINER LEISURE LIMITED

                                 COMMON SHARES
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                           ING BARING FURMAN SELZ LLC

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                            WILLIAM BLAIR & COMPANY

                                          , 1999


------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses expected to be incurred by Steiner Leisure (on behalf of the selling shareholder) in connection with this offering. All the amounts have been estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee. All of the expenses will be payable by the selling shareholder.


                NATURE OF FEES AND EXPENSES                     AMOUNT
------------------------------------------------------------  ----------
SEC Registration Fee........................................  $   11,600
NASD Filing Fee.............................................       5,180
Accounting Fees and Expenses................................      60,000
Legal Fees and Expenses.....................................     200,000
Blue Sky Expenses...........................................       2,500
Printing Expenses...........................................     125,000
Miscellaneous...............................................      20,000
                                                              ----------
          Total.............................................  $  424,280
                                                              ==========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Articles of Association of Steiner Leisure (the "Articles") provide that the directors and officers of Steiner Leisure, as well as certain other individuals, shall be indemnified by Steiner Leisure to the fullest extent authorized by Bahamian law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Steiner Leisure or any subsidiary of Steiner Leisure.

     Section 56 of the International Business Companies Act, 1989 of The Bahamas provides:

     56.(1) Subject to subsection (2) and any limitations in its Memorandum or Articles or in any unanimous shareholder agreement, a company incorporated under this Act may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who -

          (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the company; or

          (b) is or was, at the request of the company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

     (2) Subsection (1) only applies to a person referred to in that subsection if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

     (3) The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of this section, unless a question of law is involved.

     (4) The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

     (5) If a person referred to in subsection (1) has been successful in defence of any proceedings referred to in subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

     The Articles also provide that expenses of directors and/or officers of Steiner Leisure incurred in defending civil or criminal proceedings be paid by Steiner Leisure in advance of final disposition of such proceedings upon such director or officer undertaking to reimburse any such expense which it is ultimately determined he or she is not entitled to be indemnified against by Steiner Leisure.

     The Articles also provide that the right of directors and officers to indemnification is not exclusive of any other right to which such directors or officers may be entitled under any law, agreement, vote of shareholders or directors or otherwise. The Articles contain a provision that eliminates the liability of directors and officers of Steiner Leisure and certain other persons in connection with the performance of their respective functions, provided that any such person has acted honestly and in good faith with a view to the best interests of Steiner Leisure and has exercised the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Steiner Leisure also maintains insurance on behalf of any person who is or was a director or officer of Steiner Leisure or is or was serving at the request of Steiner Leisure as a director or officer of another entity against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such.

ITEM 16. EXHIBITS

     (a) The exhibits listed in the following table have been filed as part of this registration statement.


EXHIBIT NO.                     DESCRIPTION OF EXHIBITS
-----------   ------------------------------------------------------------
1.1           -- Form of Underwriting Agreement
5.1           -- Opinion of Harry B. Sands & Company
8.1           -- Opinion of Kelley Drye & Warren LLP
23.1          -- Consent of Arthur Andersen LLP
23.2          -- Consent of Harry B. Sands & Company, included in Exhibit
              5.1
23.3          -- Consent of Kelley Drye & Warren LLP, included in Exhibit
              8.1
24.1          -- Powers of attorney executed by certain officers and
              directors of the Registrant* (included on signature page)
27            -- Financial Data Schedule*


---------------


* Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nassau, The Bahamas, on March 21, 1999.


                                     STEINER LEISURE LIMITED

                                     By:        /s/ CLIVE E. WARSHAW
                                        ----------------------------------------
                                                    Clive E. Warshaw
                                            Chairman of the Board and Chief
                                                    Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                        TITLE(S) AND CAPACITIES            DATE
                   ---------                      ----------------------------  -------------------

              /s/ CLIVE E. WARSHAW                Chairman of the Board and          March 22, 1999
------------------------------------------------  Chief Executive Officer
                Clive E. Warshaw                  (Principal Executive
                                                  Officer)

          /s/ CARL S. ST. PHILIP, JR.             Vice President and Chief           March 22, 1999
------------------------------------------------  Financial Officer and
            Carl S. St. Philip, Jr.               Authorized Representative in
                                                  the United States (Principal
                                                  Financial and Accounting
                                                  Officer)

             /s/ LEONARD I. FLUXMAN               Director                           March 22, 1999
------------------------------------------------
               Leonard I. Fluxman

          /s/ MICHELE STEINER WARSHAW             Director                           March 21, 1999
------------------------------------------------
            Michele Steiner Warshaw

           /s/ CHARLES D. FINKELSTEIN             Director                           March 22, 1999
------------------------------------------------
             Charles D. Finkelstein

            /s/ JONATHAN D. MARINER               Director                           March 22, 1999
------------------------------------------------
              Jonathan D. Mariner

             /s/ STEVEN J. PRESTON                Director                           March 22, 1999
------------------------------------------------
               Steven J. Preston